As filed with the Securities and Exchange Commission on April 24, 2008

1933 Act File No. 333-133189
1940 Act File No. 811-22156

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

FORM N-2
(Check appropriate box or boxes)

☒	Registration statement under the securities act of 1933
☐	Pre-Effective Amendment No.
☒	Post-Effective Amendment No. 2
☒	Registration statement under the investment company act of 1940
☒	Amendment No. 1

Millennium India Acquisition Company Inc.
(Exact Name of Registrant as Specified in Charter)

330 East 38th Street
Suite 40H
New York, New York 10016
(Address of Principal Executive Offices)
(Number, Street, City, State, Zip Code)
(917) 640-2151
(Registrant’s Telephone Number, including Area Code)

Gemini Fund Services, LLC
450 Wireless Blvd.
330 East 38th Street
Hauppauge, New York 11788
(Name and Address (Number, Street, City, State, Zip Code) of Agent for Service)

Copies of Communications to:
Daniel O. Hirsch, Esq. Ropes & Gray LLP One Metro Center 700 12th Street, NW, Suite 900 Washington, DC 20008 (202) 508−4812 Fax: (202) 508−4650

Approximate Date of Proposed Public Offering: As soon as practicable after the effective date of this Registration Statement.

If any securities being registered on this form will be offered on a delayed or continuous basis in reliance on Rule 415 under the Securities Act of 1933, other than securities offered in connection with a dividend reinvestment plan, check the following box  ☒.

It is proposed that this filing will become effective (check appropriate box):

☒ when declared effective pursuant to section 8(c).

If appropriate, check the following box:

☐ This post-effective amendment designates a new date for a previously filed registration statement.

☐ This Form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act and the Securities Act registration number of the earlier effective registration statement for the same offering is _______.

CALCULATION OF REGISTRATION FEE

Title of Each Class of Securities to be Registered	Amount to be Registered	Proposed Maximum Offering Price Per Unit(1)	Proposed Maximum Aggregate Offering Price(1)	Amount of Registration Fee
Units, each consisting of one share of common stock, $0.0001 par value, and one warrant	9,775,000	$8.00	$78,200,000.00	$8,367.40(5)
Shares of common stock included as part of the Units	9,775,000	—	—	—(2)
Warrants included as part of the Units	9,775,000	—	—	—(2)
Shares of common stock underlying the warrants included in the Units(3)	9,775,000	$6.00	$58,650,000.00	$6,275.55(5)
Representative’s Unit purchase option	1	$100.00	$100.00	—(2)
Units underlying the representative’s Unit purchase option (“Representative’s Units”)	850,000	$10.80	$9,180,000.00	$982.26(5)
Shares of common stock included as part of the Representative’s Units	850,000	—	—	—(2)
Warrants included as part of the Representative’s Units	850,000	—	—	—(2)
Shares of common stock underlying the Warrants included in the Representative’s Units(3)	850,000	$6.00	$5,100,000.00	$545.70(5)
Shares of common stock to be sold by Selling Holders(4)	1,812,500	$4.50	$8,156,250.00	$320.54(5) (6)
Warrants to be sold by Selling Holders(4)	2,250,000	$6.00	$13,500,000.00	$530.55(5) (7)
Shares of common stock underlying the warrants to be sold by Selling Holders(3)(4)	2,250,000	$4.50	$10,125,000.00	$397.91(5) (6)
Total			$182,911,350.00	$17,419.91(5)

(1)           Estimated solely for the purpose of calculating the registration fee.
(2)           No fee pursuant to Rule 457(g).
(3)           Pursuant to Rule 416, we are also registering an indeterminate number of additional shares of common stock that are issuable by reason of the anti-dilution provisions of the warrants.
(4)           Securities being sold by the selling securityholders identified in this registration statement.
(5)           Previously paid. Pursuant to Rule 457(p) under the Securities Act of 1933, the registration fee previously paid by the Registrant in connection with the filing of Registrant’s Registration Statement on Form S-1 on April 10, 2006 (File No. 333-133189) in the amount of $21,935.01 and the additional registration fee previously paid by the Registrant in connection with the filing of Amendment No. 1 to the Registrant’s Registration Statement on Form S-1 on May 18, 2006 (File No. 333-133189) in the amount of $3,787.80 are applied to and are offset against the registration statement fee currently due.
(6)           Calculated pursuant to Rule 457(c) based on the average of the high and low sale prices of our common stock as reported on The NASDAQ Capital Market on April 22, 2008.
(7)           Calculated pursuant to Rule 457(g)(1) based on the price at which each warrant may be exercised as of the date of this prospectus.

The information in this prospectus is not complete and may be changed. We may not sell these securities until the registration statement filed with the Securities and Exchange Commission is effective. This prospectus is not an offer to sell these securities and it is not soliciting an offer to buy these securities in any state where the offer or sale is not permitted.

Millennium India Acquisition Company Inc.
9,562,500 Shares of Common Stock
And
2,750,000 Warrants to Purchase Common Stock
And
2,750,000 Shares of Common Stock Issuable upon
Exercise of Warrants
And
500,000 Units Issuable upon
Exercise of Unit Purchase Option

Subject to Completion Prospectus dated April 24, 2008

References to the “Company,” the “Fund,” “we,” “us,” and “our” are to Millennium India Acquisition Company Inc.

We are an internally managed, non-diversified, closed-end investment management company registered under the Investment Company Act of 1940, as amended. We are authorized to issue 45,000,000 shares of common stock, par value $0.0001 per share and 5,000 shares of preferred stock, par value $0.0001. Additionally, we sold 7,250,000 units (“Units”), each of which consists of one share of common stock and one warrant ( “warrants” or “Public Warrants”) in our initial public offering. Each warrant entitles the holder to purchase one share of our common stock at a price of $6.00. Each warrant is exercisable from January 21, 2008 until July 19, 2010, or earlier upon redemption. The warrants are redeemable at our option, with the consent of Ladenburg Thalmann & Co. Inc., the representative of the underwriters of our initial public offering (the “Representative”).  Upon closing of our initial public offering, we sold and issued a Unit purchase option (“UPO”) for $100 to the Representative in that offering to purchase up to 500,000 Units at an exercise price of $10.80 per Unit. For more information regarding the Unit purchase option, see “Capital Stock, Long-Term Debt, and Other Securities” below.  In connection with the initial public offering, we registered 9,775,000 Units, 9,775,000 Public Warrants, 9,775,000 shares of common stock underlying the Units and 9,775,000 shares of common stock underlying the Public Warrants which are collectively referred to herein as the “Public Securities.”  We also registered one unit purchase option and in connection therewith we registered 850,000 Units, 850,000 shares of common stock and 850,000 warrants underlying such Units and 850,000 shares of common stock underlying the warrants. Prior to the initial public offering, we sold 1,812,500 shares of our common stock in private placements (the “Private Placement Shares”) and 2,250,000 of our warrants in private placements (the “Private Placement Warrants”).

This prospectus (the “Prospectus”) relates to:

•	The issuance and sale of the following securities previously registered by the Company under the Securities Act of 1933, as amended (the “Securities Act”):
o	up to 7,250,000 shares of our common stock which are initially issuable upon the exercise of the Public Warrants;
o	one UPO;
o
up to 500,000 Units which are initially issuable upon the exercise of the UPO, each Unit consisting of one share of common stock and one warrant, for an aggregate of 500,000 shares of common stock and 500,000 warrants (“UPO Warrants”);

o	up to 500,000 shares of common stock which are initially issuable upon the exercise of the UPO Warrants;

•	The resale of the following securities which were sold in private transactions prior to our initial public offering:
o	up to 1,812,500 shares of our common stock, par value $0.0001 per share, which are referred to herein as the Private Placement Shares;
o	up to 2,250,000 warrants to purchase shares of our common stock, which are referred to herein as the Private Placement Warrants; and
o	up to 2,250,000 shares of common stock initially issuable upon the exercise of the Private Placement Warrants.

The common stock and warrants which are offered for resale by this Prospectus, and which are referred to together as the Private Securities, are offered for the accounts of the current holders of such common stock and warrants (the “Selling Holders”). The Selling Holders may sell the common stock, the warrants and the common stock issuable upon the exercise of the warrants, from time to time, directly to purchasers or through underwriters, broker-dealers or agents, who may receive compensation in the form of discounts, concessions or commissions.  The Private Securities may be sold in one or more transactions at fixed prices, prevailing market prices at the time of sale, prices related to prevailing market prices, varying prices determined at the time of sale or negotiated prices.

The net asset value per share of our common stock at [   ], 2008 was $[  ], based on net assets of approximately $[  ] million at [  ], 2008. On April [  ], 2008, the last reported sale price of a share of our common stock on The NASDAQ Capital Market was $[  ].

This Prospectus sets forth important information about us that you should know before investing in Millennium India Acquisition Company Inc. Please keep it for future reference. The Fund has filed with the Securities and Exchange Commission (the “SEC”) a Statement of Additional Information dated April 24, 2008, containing additional information about the Fund. The Statement of Additional Information is incorporated by reference in its entirety into this Prospectus, which means it is part of this Prospectus for legal purposes. The Fund also will produce both annual and semi-annual reports that will contain important information about the Fund. You may obtain a free copy of the Statement of Additional Information, the annual reports and the semi-annual reports, when available, and other information regarding the Fund, by writing to Millennium India Acquisition Company Inc., 330 East 28th Street, Suite 40H, New York, NY 10016, or by calling collect to (917) 640-2151. This telephone number may also be used to make stockholder inquiries. The Fund does not currently have a website.

You can also copy and review information about the Fund, including the Statement of Additional Information, the annual and semi-annual reports, when available, and other information at the SEC’s Public Reference Room in Washington, D.C. Information relating to the Public Reference Room may be obtained by calling the SEC at (202) 551-8090. Such materials are also available in the EDGAR Database on the SEC’s internet website at (www.sec.gov). You may obtain copies of this information, after paying a duplication fee, by electronic request at the following e-mail address: publicinfo@sec.gov, or by writing the SEC’s Public Reference Section, Office of Consumer Affairs and Information, U.S. Securities and Exchange Commission, Washington, D.C. 20549. The table of contents for the Statement of Additional Information appears on the final page of this Prospectus.

Investing in our securities involves a high degree of risk. See “Risk Factors” below for a discussion of information that should be considered in connection with an investment in our securities.

Shares of closed-end investment companies, such as the Company, frequently trade at discounts to their net asset values and our stock may also be discounted in the market. This characteristic of closed-end investment companies is separate and distinct from the risk that our net asset value per share may decline. We cannot predict whether our securities will trade above, at or below our net asset value.

Neither the SEC nor any state securities commission has approved or disapproved of these securities or determined if this Prospectus is truthful or complete. Any representation to the contrary is a criminal offense.

Prospectus dated April 24, 2008

TABLE OF CONTENTS

SUMMARY	7

FEES AND EXPENSES	8

FINANCIAL HIGHLIGHTS	9

PLAN OF DISTRIBUTION	10

SELLING HOLDERS	14

USE OF PROCEEDS	16

THE COMPANY	17

RISK FACTORS	19

MANAGEMENT	30

CERTAIN RELATIONSHIPS AND RELATED TRANSACTIONS	32

CAPITAL STOCK, LONG-TERM DEBT, AND OTHER SECURITIES	33

FORWARD-LOOKING STATEMENTS	40

FEDERAL INCOME TAX MATTERS	40

TABLE OF CONTENTS FOR STATEMENT OF ADDITIONAL INFORMATION	45

SUMMARY

The Company

The Company was a blank check company organized as a corporation under the laws of the State of Delaware on March 15, 2006.  On December 20, 2007 the Company registered under the Investment Company Act of 1940, as amended (the “1940 Act”) as a closed-end, non-diversified, management “investment company.”

The Company holds a minority interest in securities of SMC Global Securities Limited (“SMC”) and SAM Global Securities Limited (“SAM”), together referred to herein as the “SMC Group.”  The Company may acquire securities in other Indian companies or instruments that have similar economic characteristics, including potential follow-on investments in Global Depositary Receipts or other securities issued by the SMC Group.

The Offering

Common stock issuable upon exercise of warrants sold in initial public offering (the “Public Warrants”)	7,250,000 shares

Common stock offered by the Selling Holders (the “Private Placement Shares”)	1,812,500 shares

Warrants offered by the Selling Holders (the “Private Placement Warrants”)	2,250,000 warrants

Common stock issuable upon exercise of Private Placement Warrants	2,250,000 shares

Common stock to be outstanding after this offering	8,219,875 shares

Units issuable upon the exercise of the Unit purchase option (“UPO”)	500,000 Units, each consisting of one share of common stock and one warrant, for an aggregate of 500,000 shares of common stock and 500,000 UPO Warrants

Common stock issuable upon the exercise of the UPO Warrants	500,000 shares

Exercisability
The Public Warrants and UPO Warrants are exercisable from time to time from January 21, 2008 until the earlier of July 19, 2010 or a date fixed for redemption by the Company of all Public Warrants pursuant to a warrant agreement. The Public Warrants and UPO Warrants are exercisable at a price of $6.00.

As long as the Private Placement Warrants are held by the initial purchasers, they may be exercised on a cashless basis, such that in lieu of paying the aggregate exercise price for the shares of common stock being purchased upon exercise of the warrant in cash, the holder will relinquish a number of shares underlying the warrant with a market value equal to such aggregate exercise price.

The Units underlying the UPO will be exercisable in whole or in part, solely at the holder’s discretion, commencing on January 21, 2008 and expiring on the five-year anniversary of our initial public offering (the “IPO”).  The UPO is exercisable at a price of $10.80 per Unit.  Also, the UPO may be exercised for cash or on a “cashless” basis, at the holder’s option, such that the holder may use the appreciated value of the UPO (the difference between the exercise price of the UPO and the market price of the securities underlying the Units) to exercise the UPO without the payment of any cash.

Use of Proceeds
We will not receive additional proceeds from the resale of the Private Placement Shares or to the extent the Private Placement Warrants and UPO are exercised on a cashless basis. We will receive gross proceeds of $43,500,000 from the exercise of the Public Warrants if all of such warrants are exercised.  After the UPO is exercised we will receive gross proceeds of $3,000,000 from the exercise of the UPO Warrants if all such UPO Warrants are exercised.  We intend to use the net proceeds received upon the exercise of the Public Warrants and UPO Warrants to make investments consistent with our investment objective, and for general corporate purposes. Pending these uses, we intend to invest the net proceeds of any exercise of warrants and/or UPO in cash, cash equivalents, U.S. government securities or high-quality debt securities maturing in one year or less from the time of investment. See “Use of Proceeds” for additional information.

Listing
Effective April 15, 2008, our Units, common stock and warrants each trade on The NASDAQ Capital Market under the “ticker” symbols “SMCGU”, “SMCG” and “SMCGW”, respectively.  Prior to April 15, 2008, our Units, common stock and warrants each traded separately on the American Stock Exchange under the “ticker” symbols “MQC.U,” “MQC” and “MQC.WS,” respectively.

Trading
Shares of closed-end investment companies have in the past frequently traded at discounts to their net asset values and our stock may also be discounted in the market.  This characteristic of closed-end investment companies is separate and distinct from the risk that our net asset value per share may decline.  We cannot predict whether our shares will trade above, at, or below our net asset value.  There can be no assurance that there will be an active public market for the warrants.

Taxation	We are taxed as a corporation under Subchapter C of the Internal Revenue Code.
Risk Factors	Investing in our securities involves a high degree of risk. See “Risk Factors” below for a discussion of information that should be considered in connection with an investment in our securities.

FEES AND EXPENSES

The following table is intended to assist you in understanding the various costs and expenses that an investor in the Fund will bear directly or indirectly. However, we caution you that some of the percentages indicated in the table below are estimates and may vary. The following table should not be considered a representation of our future expenses. Actual expenses may be greater or less than shown. Except where the context suggests otherwise, whenever this Prospectus contains a reference to fees or expenses paid by “us” or that “we” will pay fees or expenses, stockholders will indirectly bear such fees or expenses as investors in the Fund.

STOCKHOLDER TRANSACTION EXPENSES (as a percentage of the offering price)

Offering Expenses Borne by Us	[ ] (1)

ESTIMATED ANNUAL EXPENSES (as a percentage of net assets attributable to common stock)

Operating Expenses	0.63%(2)
Other Expenses	0.91%(3)
Total Annual Expenses	1.54%

Example

The following example demonstrates the projected dollar amount of total cumulative expenses that would be incurred over various periods with respect to a hypothetical investment in the Fund. These amounts are based upon payment by the Fund of operating expenses at the levels set forth in the table above.

	1 YEAR	3 YEARS	5 YEARS	10 YEARS
You would pay the following expenses on a $1,000 investment, assuming a 5% annual return	$[16]	$[50]	$[87]	$[189]

(1)           The percentage reflects estimated offering expenses of approximately $[  ].

(2)           We do not have an investment adviser. We are internally managed by our executive officers under the supervision of our board of directors (the “Board of Directors” or the “Board”). As a result, we do not pay investment advisory fees. Instead we pay the operating costs associated with our employment arrangements.

(3)           “Other Expenses” are based on estimated amounts for the current fiscal year and include expenses associated with our Board of Directors and administrative expenses, including our compliance with various regulations which apply to us as an investment company.

The example and the expenses in the tables above should not be considered a representation of our future expenses, and actual expenses may be greater or less than those shown. The example and expenses in the tables do not reflect one-time initial costs associated with our formation, public offering and acquisition of the SMC Group. Moreover, while the example assumes, as required by the applicable rules of the SEC, a 5% annual return, our performance will vary and may result in a return greater or less than 5%.

FINANCIAL HIGHLIGHTS

The financial highlights table is intended to help you understand the Fund’s financial performance for the 11 days ended December 31, 2007, during which period the Fund registered as an investment company under the 1940 Act. The total returns in the tables represent the rate that an investor would have earned (or lost) on an investment in the Fund (assuming reinvestment of all dividends and distributions). This information has been audited by J.H. Cohn LLP in connection with its audit on the Fund's financial statements, whose report, along with the Fund’s financial statements, are included in the Fund’s annual report, which is available upon request.

Millennium India Acquisition Company Inc.
Financial Highlights
(For a share outstanding throughout each period)
Period
Ended
December 31,
2007 (1)
Net Asset Value, Beginning of Period	$5.53

Activity from investment operations:
Net investment income	—
Net realized and unrealized
gain on investments	—

Total from investment operations	—

Net Asset Value, End of Period	$5.53

Market Value, End of Period	$7.89

Total return (3)	(0.51)%

Net Assets, At End of Period	$42,134,254

Ratio of expenses to average
net assets (2)	17.27%
Ratio of net investment income
to average net assets (2)	0%

Portfolio Turnover Rate (4)	0%

(1) The Millennium India Acquisition Fund Inc. commenced operations as an investment company under the Investment Company Act of 1940 on December 20, 2007.
(2)	Annualized for periods less than one year.
(3)	Total returns are historical and assume changes in market price, reinvestment of dividends and capital gain
(4)	distributions, if any. Total returns for periods less than one year are not annualized. The beginning Market Price per share on December 20, 2007 was $7.93. Not annualized.

PLAN OF DISTRIBUTION

Initial Public Offering

As described further below under “Capital Stock, Long-Term Debt, and Other Securities”, in our initial public offering, we issued Units, with each Unit consisting of one share of common stock and one warrant. Each warrant entitles the holder to purchase one share of common stock.  We registered 9,775,000 Units that consisted of 9,775,000 shares of common stock and 9,775,000 warrants, with 9,775,000 shares of common stock underlying the warrants with the SEC under the Securities Act.  On July 25, 2006, we completed our initial public offering of 7,250,000 Units at a price of $8.00 per Unit.  The Units, warrants, and shares of common stock underlying the Units and warrants which were registered as part of our initial public offering are referred to herein as the “Public Securities.”  We also registered one Unit purchase option that consisted of 850,000 Units, consisting of 850,000 shares of common stock and 850,000 warrants, with 850,000 shares of common stock underlying the warrants, with the SEC under the Securities Act.  Upon the closing of our initial public offering, the Company sold and issued a UPO for $100 to the representative in that offering to purchase up to 500,000 Units at an exercise price of $10.80 per Unit.  Additional information regarding our initial public offering can be found in Amendment No. 7 to our registration statement on Form S-1, filed electronically with the SEC on July 19, 2006, File No. 333-133189, Accession No. 0001193125-06-148925.

On December 20, 2007 the Company registered under the Investment Company Act of 1940, as amended (the “1940 Act”) as a closed-end, non-diversified management “investment company.”

Private Placements

Prior to our initial public offering, we issued 1,812,500 shares of common stock for $18,125 in cash, or a purchase price of $0.01 per share (the “Private Placement Shares”). In addition, prior to the initial public offering, we issued 2,250,000 warrants for an aggregate purchase price of $2,250,000, or a purchase price of $1.00 per warrant (the “Private Placement Warrants”). These shares and warrants were issued to certain former and current directors, officers, advisors and other insiders (and in some instances, their respective affiliates) of the Company.  Messrs. Mirchandani, Cherian, Kanuga and Burstein sold an aggregate of 50,850 shares to Venu Krishnan, Indru Kirpalani, Chandru Jagwani and Ramesh Hariani prior to the initial public offering.  These holders of our common stock outstanding prior to the initial public offering have agreed to waive their respective right to participate in any liquidation distribution with respect to shares of common stock acquired by them prior to the initial public offering.

In connection with our sale of Private Placement Warrants, Messrs. Cherian, Kanuga, Mirchandani and Burstein resold 359,439 shares of common stock, at a price of $0.01 per share, to affiliated and non-affiliated purchasers in the private placement (the “Private Placement”). The resale of 359,439 shares of common stock by Messrs. Cherian, Kanuga, Mirchandani and Burstein occurred concurrently with the sale of the Private Placement Warrants on the basis of 10,000 shares of common stock for each 50,000 warrants purchased by those persons other than Messrs. Mirchandani, Cherian, Kanuga and Burstein. The purpose of this transaction was to encourage investors to participate in our private placement offering. The 359,439 shares of common stock were resold by Messrs. Mirchandani, Cherian, Kanuga and Burstein pursuant to the so-called Section 4(1 1/2) exemption from registration under the Securities Act, and will be held in escrow until June 21, 2008 pursuant to an escrow agreement. Such selling stockholders may be deemed to be underwriters under the Securities Act. A court may take the position that the resale of 60,000 shares of such shares of common stock to persons other than our officers, directors and initial stockholders may not have been conducted in accordance with the registration requirements of Section 5 of the Securities Act affording the purchasers of such shares the right to rescind such shares as a remedy to the failure to register these securities. These rescission rights, if any, may require the selling stockholders to refund up to an aggregate of $600, plus interest, to such persons. These privately purchased shares will be held in escrow with the other existing stockholders’ shares and subject to the same restrictions. Any resale of these privately purchased shares must be registered under the Securities Act and any such resale cannot occur until six months after the Company’s acquisition of securities of SMC Group.

All of the proceeds we received from the sale of the Private Placement Warrants were placed in the trust account upon the consummation of the initial public offering. The Private Placement Warrants are identical to the warrants offered in the initial public offering, except that they were subject to lock-up agreements restricting their sale until after the completion of the Company’s acquisition of securities of SMC Group, and as long as such Private Placement Warrants are held by the initial purchasers, they may be exercised on a cashless basis, such that in lieu of paying the aggregate exercise price for the shares of common stock being purchased upon exercise of the Private Placement Warrant in cash, the holder will relinquish a number of shares underlying the Private Placement Warrant with a market value equal to such aggregate exercise price. Accordingly, we would not receive additional proceeds to the extent the Private Placement Warrants are exercised on a cashless basis.

The purchasers in our initial private placement included six persons other than our officers, directors, initial stockholders and their respective affiliates. Although such six persons were accredited investors within the meaning of Rule 501 of Regulation D promulgated under the Securities Act, a court may take the position that such private placement was not conducted in accordance with any exemption from the registration requirements of Section 5 of the Securities Act. If our private placement was not conducted in compliance with the registration requirements of Section 5 of the Securities Act, the purchasers in our private placement may have the right to rescind their warrant and/or common stock purchases as a remedy to our failure to register these securities. These rescission rights, if any, may require us to refund up to an aggregate of $2,250,000, plus interest, to such persons.  Although such persons have waived their respective rights, if any, such waivers may not be enforceable in light of public policy considerations underlying federal and state securities laws.

The Private Placement Shares and Private Placement Warrants are currently held by the following holders (the “Selling Holders”):

	Number of Private Placement Shares	Number of Private Placement Warrants
Andrew (Indru) Kirpalani	65,172	225,000

Number of Private Placement Shares	Number of Private Placement Warrants
Anthony G. “S” Polak	12,119	50,000
Anthony G. Polak	12,119	50,000
C.P. Krishnan Nair	24,067	25,000
Chandru Jagwani	23,242	50,000
Daulat Dipshan	11,123	—
David Greenberg	12,119	50,000
Domaco Venture Capital Fund	12,119	50,000
F. Jacob Cherian	391,573(1)(2)	191,000
Fred Polak	12,119	50,000
Gul Asrani	18,008	—
Jagram Associates LLC	24,237	100,000
John F. Cattier	6,059	25,000
Kishore Mirchandani	391,573(1)(2)	191,000
Kurian Abraham	11,123	—
Lawrence Burstein	132,455(1)(2)(3)	117,000
Marjory Braver	6,059	—
Mohan Chattaram	12,119	50,000
Norman Leben	14,119(3)	50,000
Paul Westra	12,119	50,000
Pershing LLC as Custodian (Marjory Braver)	—	25,000
Pershing LLC as Custodian (Richard Braver)	—	35,000
Pershing LLC as Custodian (Ronald M. Lazar IRA)	12,119	50,000
Ramesh Hariani	11,123	—
Richard Braver	8,483	—
Richard Harriton	12,119	50,000
RL Capital Partners, L.P.	60,593	250,000
Sarat Sethi	42,245(2)	100,000
Steven Millner	14,119(3)	50,000
Suhel Kanuga	391,572(1)(2)	191,000
Unity Venture Capital Associates, Ltd.(4)	10,000	75,000
Venu Krishnan	11,123	—
Vijay Panjabi	11,123	—
Wild Meadows Investments, LLC (Tom Snyder)	12,119	50,000

Number of Private Placement Shares	Number of Private Placement Warrants
William Feldman	12,119	50,000

(1)
Does not reflect the resale by each of Messrs. Cherian, Kanuga and Mirchandani of approximately 112,703 shares currently held in escrow and the resale by Mr. Burstein of 21,330 shares currently held in escrow for an aggregate of 359,439 shares to [______________], as described above.

(2)
Upon the redistribution of shares of common stock held in escrow pursuant to certain share redistribution agreements discussed below in “Certain Relationships and Related Transactions — Share Redistribution Agreements” and assuming that all options under such share redistribution agreements are exercised, each of Messrs. Cherian and Mirchandani will hold 169,893 Private Placement Shares and each of Messrs. Kanuga, Burstein and Sethi will hold 169,892, 55,237 and 32,103 Private Placement Shares, respectively. Upon the share redistribution, the following third parties will receive the Private Placement Share amounts indicated: Bulldog Investors General Partnership, 72,000 shares; Ibis Asia Fund L.P., 27,000 shares; White Sands Investor Group, L.P., 22,500 shares; EagleRock Master Fund L.P., 10,800 shares; EagleRock Institutional Partners L.P., 25,200 shares; Hound Partners, LLC, 90,000 shares; Iridian Opportunity Master Fund, 26,608 shares; GPC 67, LLC, 7,905 shares; The Alternative Fund LLC, 1,487 shares; [MLR, 72,000] shares; [Fir Tree, 126,000] shares; [Locust, 22,500] shares; and [Paradigm, 54,000] shares. In addition, upon the release of escrow shares, each of Ionic Capital Master Fund Ltd. and ICM Business Trust will be able to exercise 97,200 options, respectively, for an aggregate of 194,400 shares of common stock, pursuant to their share redistribution agreements.

(3)
Pursuant to certain share redistribution agreements, Mr. Burstein has agreed to distribute 2,000 Private Placement Shares to each of Steven Millner and Norman Leben. After such share redistributions, Messrs. Millner and Leben will each own 14,119 Private Placement Shares and Mr. Burstein will own 132,455 Private Placement Shares.

(4)	Unity Venture Capital Associates Ltd. is a private investment company of which Mr. Burstein is President and a principal stockholder.

In addition to the Public Securities and securities related to the UPO, this Prospectus relates to the registration of the 1,812,500 shares of Private Placement Shares of the Company and the 2,250,000 Private Placement Warrants of the Company held by the Selling Holders, as well as the 2,250,000 shares of common stock underlying such Private Placement Warrants.

The registration of the Private Placement Shares, Private Placement Warrants and the shares of common stock underlying the Private Placement Warrants does not necessarily mean that any or all of the Private Placement Shares or Private Placement Warrants will be offered or sold by the Selling Holders under this Prospectus.

The Selling Holders and their pledgees, donees, transferees or other successors in interest may offer their Private Placement Shares or Private Placement Warrants at various times in one or more of the following transactions:

•
a block trade on The NASDAQ Capital Market or other market on which the shares may at the time be traded in which the broker-dealer so engaged will attempt to sell the shares as agent but may position and resell a portion of the block as principal to facilitate the transaction;

•	purchases by a broker or dealer as principal and resale by such broker or dealer for its account pursuant to this Prospectus;

•	ordinary brokerage transactions and transactions in which the broker solicits purchasers;

•	privately negotiated transactions between the Selling Holders and a purchaser without the involvement of a broker-dealer;

•	through the writing of options or short sales;

•	any combination of the above; and

•	through any other method permitted pursuant to applicable law.

The sale price to the public may be the market price prevailing at the time of sale, a price relating to such prevailing market price or such other price as the Selling Holders determine from time to time.

The Selling Holders may also sell the Private Placement Shares or Private Placement Warrants directly to market makers acting as principals or broker-dealers acting as agents for themselves or their customers. Brokers acting as agents for the Selling Holders will receive usual and customary commissions for brokerage transactions, and market makers and block purchasers purchasing the shares will do so for their own account and at their own risk. It is possible that the Selling Holders will attempt to sell the warrants in block transactions to market makers or other purchasers at a price per warrant which may be below the then market price. In addition, any Private Placement Shares or Warrants covered by this Prospectus may also be sold under Rule 144 promulgated under the Securities Act, rather than pursuant to this Prospectus, provided such sales meet the criteria, including the minimum holding period, and otherwise conform to the requirements of Rule 144. There can be no assurance that all or any of the shares offered hereby will be sold by the Selling Holders.

Upon being notified by the Selling Holders that any material arrangement has been entered into with a broker or dealer for the sale of shares through a block trade, special offering, exchange distribution or secondary distribution or a purchase by a broker or dealer, we will file a supplemental prospectus, if required, pursuant to Rule 497 of the

Securities Act, disclosing: (a) the name of each broker or dealer; (b) the number of shares involved; (c) the price at which the shares were sold; (d) the commissions paid or discounts or concessions allowed to the broker(s) or dealer(s), where applicable; (e) that the broker(s) or dealer(s) did not conduct any investigation to verify the information set out in this Prospectus, as supplemented; and (f) other facts material to the transaction. To comply with the securities laws of various jurisdictions, the warrants offered by this Prospectus may need to be offered or sold in such jurisdictions only through registered or licensed brokers or dealers. The Selling Holders and any other persons participating in the sale or distribution of the shares of our common stock will be subject to the relevant provisions of the Securities Exchange Act of 1934, as amended (the “Exchange Act”), and the rules and regulations thereunder, which provisions may limit the timing of purchases and sales of any of the shares by the Selling Holders or any other person. The foregoing may affect the marketability of such shares and the ability of any person or entity to engage in market-making activities with respect to such shares.

The Company entered into a registration rights agreement (the “Registration Rights Agreement”) pursuant to which it agreed to use its reasonable best efforts to register the Private Placement Shares and Private Placement Warrants, and to file any reports required to be filed by it under the Securities Act and the Exchange Act, as the holders of the Private Placement Shares and Private Placement Warrants may reasonably request, to enable such holders to sell the Private Placement Shares and Private Placement Warrants without registration under the Securities Act within the limitation of the exemptions provided by Rule 144 under the Securities Act.

Each of F. Jacob Cherian, Suhel Kanuga, Kishore Mirchandani and Lawrence Burstein held our issued and outstanding shares of common stock and warrants immediately prior to our IPO and are entitled to registration rights pursuant to the Registration Rights Agreement.  In addition, pursuant to an escrow agreement entered into by each of F. Jacob Cherian, Suhel Kanuga, Kishore Mirchandani, Lawrence Burstein, Gul Asrani, Sarat Sethi and C.P. Krishnan Nair with third parties, Messrs. Cherian, Kanuga, Mirchandani, Burstein, Asrani, Sethi and Nair have deposited an aggregate of 1,375,197 shares of common stock with an escrow agent to be held for six months until June 21, 2008. Following the escrow term, these securities shall be distributed to Messrs. Cherian, Kanuga, Mirchandani, Burstein, Asrani, Sethi and Nair, to certain affiliated and non-affiliated purchasers in the Private Placement, and to certain third parties that have entered into share redistribution agreements with each of Messrs. Cherian, Kanuga, Burstein, Mirchandani and Sethi.  Certain other third parties may exercise their options to receive a distribution of such securities pursuant to the share redistribution agreements.  For additional information regarding the escrow agreement and the share redistribution agreements, please see “Certain Relationships and Related Transactions” below.

Pursuant to the share redistribution agreements, Messrs. Cherian, Kanuga, Burstein, Mirchandani and Sethi shall assign to such third parties their rights under the Registration Rights Agreement.  Under the Registration Rights Agreement, we are obligated to register shares of common stock, warrants and the shares of common stock underlying the warrants owned by these third parties and Messrs. Cherian, Kanuga, Mirchandani and Burstein.  We are only required to use our best efforts to cause a registration statement relating to the resale of such securities to be declared effective and, once effective, only to use our best efforts to maintain the effectiveness of the registration statement. The holders of warrants do not have the rights or privileges of holders of our common stock or any voting rights until such holders exercise their respective warrants and receive shares of our common stock. We will bear the expenses incurred in connection with the filing of any registration statements.  For additional information regarding the Registration Rights Agreement, please see “Capital Stock, Long-Term Debt, and Other Securities — Registration Rights” below.

SELLING HOLDERS

Below is information with respect to the number of Private Placement Shares and Private Placement Warrants owned by the Selling Holders. The Selling Holders may offer the Private Placement Shares or Private Placement Warrants for resale from time to time. See “Plan of Distribution.”

Unless otherwise indicated, to our knowledge, each Selling Holder listed below has sole voting and investment power with respect to the shares beneficially owned by such Selling Holder, except to the extent authority is shared by spouses under applicable law.

Name	Securities Owned Prior to this Offering(1)		Securities Offered Hereby		Securities Owned and Ownership Percentage After this Offering
	Warrants	Common Stock(2)	Warrants	Common Stock(3)	Common Stock(3)	Percentage
Andrew (Indru) Kirpalani(4)	225,000	65,172	225,000	290,172	290,172	3.4%
Anthony G. “S” Polak	50,000	12,119	50,000	62,119	62,119	0.8%
Anthony G. Polak	50,000	12,119	50,000	62,119	62,119	0.8%
C.P. Krishnan Nair(5)	25,000	24,067	25,000	49,067	49,067	0.6%
Chandru Jagwani(4)	50,000	23,242	50,000	73,242	73,242	0.9%
Daulat Dipshan(4)	—	11,123	—	11,123	11,123	0.1%
David Greenberg	50,000	12,119	50,000	62,119	62,119	0.8%
Domaco Venture Capital Fund	50,000	12,119	50,000	62,119	62,119	0.8%
F. Jacob Cherian(6)(10)(11)	191,000	391,573	191,000	582,573	582,573	6.9%
Fred Polak	50,000	12,119	50,000	62,119	62,119	0.8%
Gul Asrani(5)	—	18,008	—	18,008	18,008	0.2%
Jagram Associates LLC	100,000	24,237	100,000	124,237	124,237	1.5%
John F. Cattier	25,000	6,059	25,000	31,059	31,059	0.4%
Kishore Mirchandani(7)(10)(11)	191,000	391,573	191,000	582,573	582,573	6.9%
Kurian Abraham	—	11,123	—	11,123	11,123	0.1%
Lawrence Burstein(5)(10)(11)(12)	117,000	132,455	117,000	253,455	249,455	3.0%
Marjory Braver	—	6,059	—	6,059	6,059	0.1%
Mohan Chattaram	50,000	12,119	50,000	62,119	62,119	0.8%
Norman Leben(12)	50,000	14,119	50,000	62,119	64,119	0.8%
Paul Westra	50,000	12,119	50,000	62,119	62,119	0.8%
Pershing LLC as Custodian (Marjory Braver)	25,000	—	25,000	25,000	25,000	0.3%
Pershing LLC as Custodian (Richard Braver)	35,000	—	35,000	35,000	35,000	0.4%
Pershing LLC as Custodian (Ronald M. Lazar IRA)	50,000	12,119	50,000	62,119	62,119	0.8%

Name	Securities Owned Prior to this Offering(1)		Securities Offered Hereby		Securities Owned and Ownership Percentage After this Offering
	Warrants	Common Stock(2)	Warrants	Common Stock(3)	Common Stock(3)	Percentage
Ramesh Hariani(4)	—	11,123	—	11,123	11,123	0.1%
Richard Braver	—	8,483	—	8,483	8,483	0.1%
Richard Harriton	50,000	12,119	50,000	62,119	62,119	0.8%
RL Capital Partners, L.P.	250,000	60,593	250,000	310,593	310,593	3.7%
Sarat Sethi(8)(10)	100,000	42,245	100,000	142,245	142,245	1.7%
Steven Millner(12)	50,000	14,119	50,000	62,119	64,119	0.8%
Suhel Kanuga(9)(10)(11)	191,000	391,572	191,000	582,572	582,572	6.9%
Unity Venture Capital Associates, Ltd.(13)	75,000	10,000	75,000	85,000	85,000	1.0%
Venu Krishnan(4)	—	11,123	—	11,123	11,123	0.1%
Vijay Panjabi(4)	—	11,123	—	11,123	11,123	0.1%
Wild Meadows Investments, LLC (Tom Snyder)	50,000	12,119	50,000	62,119	62,119	0.8%
William Feldman	50,000	12,119	50,000	62,119	62,119	0.8%

(1)	Securities obtained from the private placement prior to our IPO. Please see “Plan of Distribution — Private Placements” above.
(2)	Does not include shares of common stock that can be acquired upon the exercise of outstanding warrants.
(3)	Includes shares of common stock that can be acquired upon the exercise of outstanding warrants and stock options.
(4)	Formerly a Special Advisor of the Company.
(5)	Member of the Board of Directors of the Company.
(6)	Chairman and Chief Executive Officer of the Company.
(7)	Formerly Chairman of the Board of Directors of the Company.
(8)	Formerly a member of the Board of Directors of the Company.
(9)	President, Chief Financial Officer, Chief Compliance Officer, Principal Accounting Officer, Principal Financial Officer, Treasurer, and Secretary of the Company.
(10)
Upon the redistribution of shares of common stock held in escrow pursuant to certain share redistribution agreements discussed below in “Certain Relationships and Related Transactions — Share Redistribution Agreements” and assuming that all options under such share redistribution agreements are exercised, each of Messrs. Cherian and Mirchandani will hold 169,893 Private Placement Shares and each of Messrs. Kanuga, Burstein and Sethi will hold 169,892, 59,237 and 32,103 Private Placement Shares, respectively. Upon the share redistribution, the following third parties will receive the Private Placement Share amounts indicated: Bulldog Investors General Partnership, 72,000 shares; Ibis Asia Fund L.P., 27,000 shares; White Sands Investor Group, L.P., 22,500 shares; EagleRock Master Fund L.P., 10,800 shares; EagleRock Institutional Partners L.P., 25,200 shares; Hound Partners, LLC, 90,000 shares; Iridian Opportunity Master Fund, 26,608 shares; GPC 67, LLC, 7,905 shares; The Alternative Fund LLC, 1,487 shares; [MLR, 72,000] shares; [Fir Tree, 126,000] shares; [Locust, 22,500] shares; and [Paradigm, 54,000] shares. In addition, upon the release of escrow shares, each of Ionic Capital Master Fund Ltd. and ICM Business Trust will be able to exercise 97,200 options, respectively, for an aggregate of 194,400 shares of common stock, pursuant to their share redistribution agreements.

(11)
Does not reflect the resale by each of Messrs. Cherian, Kanuga and Mirchandani of approximately 112,703 shares currently held in escrow and the resale by Mr. Burstein of 21,330 shares currently held in escrow for an aggregate of 359,439 shares to [_____________], as described above.

(12)
Pursuant to certain share redistribution agreements, Mr. Burstein has agreed to distribute 2,000 Private Placement Shares to each of Steven Millner and Norman Leben. After such share redistributions, Messrs. Millner and Leben will each own 14,119 Private Placement Shares and Mr. Burstein will own 132,455 Private Placement Shares.

(13)	Unity Venture Capital Associates Ltd. is a private investment company of which Mr. Burstein is President and a principal stockholder.

USE OF PROCEEDS

This Prospectus relates to, among other things, (i) up to 7,250,000 shares of our common stock issuable upon the exercise of Public Warrants, (ii) up to 1,812,500 shares of Private Placement Shares and 2,250,000 Private Placement Warrants and the 2,250,000 shares of common stock underlying the Private Placement Warrants, and (iii) a UPO exercisable for 500,000 Units, consisting of 500,000 shares of common stock and 500,000 UPO Warrants and the 500,000 shares of common stock underlying the UPO Warrants.  The exercise price of the UPO is $10.80 per Unit.  The exercise price of the Public Warrants, UPO Warrants and Private Placement Warrants is $6.00 per share. As long as the Private Placement Warrants are held by the Selling Holders, they may be exercised on a cashless basis, such that in lieu of paying the aggregate exercise price for the shares of common stock being purchased upon exercise of the Private Placement Warrant in cash, the holder will relinquish a number of shares underlying the warrant with a market value equal to such aggregate exercise price.  The Units underlying the UPO will be exercisable in whole or in part, solely at the holder’s discretion, commencing on January 21, 2008 and expiring on the five-year anniversary of the IPO.  The UPO is exercisable at a price of $10.80 per Unit.  Also, the UPO may be exercised for cash or on a “cashless” basis, at the holder’s option, such that the holder may use the appreciated value of the UPO (the difference between the exercise price of the UPO and the market price of the securities underlying the Units) to exercise the UPO without the payment of any cash.  Accordingly, we would not receive additional proceeds from the resale of the Private Placement Shares or to the extent the Private Placement Warrants and the UPO are exercised on a cashless basis.  See “Selling Holders”, above, for additional information.  The proceeds we receive from the exercise of the Public Warrants will depend on how many Public Warrants are exercised. If all the Public Warrants are exercised, we would receive gross proceeds of $43,500,000. If the UPO is exercised, the proceeds we receive from the exercise of the UPO Warrants will depend on how many UPO Warrants are exercised.  If all the UPO Warrants are exercised, we would receive proceeds of $3,000,000.  In the aggregate we could receive gross proceeds of $46,500,000.

We intend to use the net proceeds received upon the exercise of the warrants to:

•
make investments consistent with our investment objective, depending on the availability of attractive investment opportunities and market conditions, including potential follow-on investments in Global Depositary Receipts or other securities issued by SMC and SAM; and

•	for general corporate purposes.

Pending the uses described above, we intend to invest the net proceeds of any exercise of warrants and/or UPO in cash, cash equivalents, U.S. government securities or high-quality debt securities maturing in one year or less from the time of investment. We currently anticipate that substantially all of the net proceeds of any exercise of warrants and/or UPO will be used, as described above, within six months.

THE COMPANY

General

The Company was a blank check company organized as a corporation under the laws of the State of Delaware on March 15, 2006.  On December 20, 2007 the Company registered under the 1940 Act as a closed-end, non-diversified management investment company.

Investment Objectives and Policies

Investment Objective

The Company holds a minority interest in securities of the SMC Group. The Company may acquire securities in other Indian companies or instruments that have similar economic characteristics, including potential follow-on investments in Global Depositary Receipts or other securities issued by the SMC Group.

Investment Policies

Under normal market conditions, the Company will invest at least 80% of the value of its Assets in equity securities of Indian companies or instruments that have similar economic characteristics. “Assets” means net assets, plus the amount of borrowings for investment purposes. An Indian company is any company: that is organized under the laws of, or has a principal office in India; the principal securities market for which is India; that derives at least 50% of its total revenues or profits from goods that are produced or sold, investments made, or services performed in India; or at least 50% of the assets of which are located in India. Securities in which the Company can invest may include common stocks, preferred stocks, convertible securities, depositary receipts, rights, warrants to buy common stocks, privately placed securities and fixed-income or other debt securities.  The Company’s 80% policy may be changed by the Board of Directors without stockholder approval. However, the Company will provide stockholders with written notice at least 60 days prior to a change in its 80% investment policy.

On May 12, 2007, the Company entered into two substantially identical share subscription agreements to acquire a 14.90% equity interest in each of SMC and SAM for the aggregate fixed sum of 1,638,996,077 Indian rupee (“INR”), or approximately $41.51 million at an exchange rate of $1.00=INR 39.48 as of December 18, 2007.

While Indian laws do not prohibit the acquisition of a greater than 15% interest in SMC and SAM, an acquisition of a greater than 15% interest in these entities would have presented severe obstacles to completing the share purchase transactions.  Indian regulations require every company or person acquiring 15% or more of the share capital of a listed Indian company to announce an open offer, within 4 days of signing the definitive acquisition agreement, to buy at least an additional 20% of the share capital from the target company’s public shareholders.  The offer has to be commenced between 49 and 59 days after signing the definitive acquisition agreement, must be kept open for 20 days, and payment for the shares so purchased must be made between 79 and 94 days after the signing.  The shares of SMC and SAM are listed, albeit not traded, on the New Delhi Stock Exchange and Gauhati Stock Exchange, respectively.  If the Company had decided to acquire 15% or more of the SMC Group, the Company would have been required to commence the open offer by July 10, 2007, or 59 days after May 12, 2007, the date that the share subscription agreements were signed, and make payment under the offer by August 14, 2007.  On September 30, 2007, the Company had approximately $637,000 in cash outside of the trust account and thus available to pay for the shares acquired in the open offer.  Had a more than insignificant number of SMC’s and SAM’s shareholders decided to accept the open offer, the Company would not have been able to fund the purchase of such shareholders’ shares without additional financing.  The Company calculated that the funds required to be able to conduct an open offer for 20% of SMC’s and SAM’s shares would have amounted to approximately $55 million.  The Company therefore decided to limit its investment in the SMC Group to 14.9%.

In addition, under the terms of the share subscription agreements, consummation of the share purchase transactions was subject to a number of conditions, including approvals from Indian regulatory authorities, receipt of the affirmative vote of the holders of a majority of shares of the Company’s publicly-listed common stock and holders of no greater than 19.99% of shares of the Company’s publicly-listed common stock vote against such transactions and exercise their right to convert their shares into a pro rata portion of the trust fund that contains substantially all of the net proceeds from the Company’s initial public offering.  The Company obtained the required vote at a special meeting held January 17, 2008.

A further condition to the consummation of the share purchase transactions was entry into two substantially identical shareholders agreements with the shareholders of SMC and SAM, respectively, governing the relationship among the shareholders of SMC and SAM, respectively, and between each of those companies, on the one hand, and its respective shareholders, on the other.  The shareholder agreements provide the Company with several rights after the closing of the transaction, among them the right to designate one member to the SMC Group’s board of directors and the right of approval over a number of specified matters relating to the governance of the SMC Group and the course of conduct of its business.  The Company also has the right of approval over any new issuances of the SMC Group’s equity securities until the later of two years after closing the transactions or the date on which the SMC Group initially lists its shares on the Bombay or National Stock Exchange.

On January 21, 2008, the Company completed the acquisition of a 14.75% equity interest in each of SMC and SAM for an aggregate consideration of $41,155,412.  After payment of expenses and certain share redemptions, approximately $2.5 million remains invested in cash or cash equivalents as of March 7, 2008.  Also in connection with the acquisition, Suhel Kanuga, President, Chief Financial Officer, Chief Compliance Officer, Principal Accounting Officer, Principal Financial Officer, Treasurer, Secretary and Director of the Company, and F. Jacob Cherian, Chairman, Chief Executive Officer and Director of the Company, became members of the Board of Directors of SMC and SAM, respectively.

In order to complete the transactions, the Company obtained from the SEC an exemption from the restrictions under Section 12(d)(3) of the 1940 Act permitting the Company to invest in issuers providing securities-related services such as SMC and SAM.

The Fund is subject to certain fundamental investment restrictions that may not be changed without the approval of the holders of a majority of the Fund’s outstanding voting securities (in the event that the Fund issues preferred shares, changes in investment restrictions would also require approval by a majority of the outstanding preferred shares, voting as a separate class).  Please see “Fundamental Investment Restrictions” in the Fund’s Statement of Additional Information (“SAI”).

RISK FACTORS

This section discusses the risk factors that relate to an investment in the Company, including risks that the Company incurs directly as a result of its investment in equity shares of the SMC Group.  You should carefully consider all of the material risks described below.  If any of the following risks materialize, the Company’s business, results of operations and financial condition could materially suffer, the trading price of the Company’s securities could decline, and you may lose all or part of your investment.

Risks related to the Company

As an investment company under the 1940 Act, we will not be able to continue our business as previously contemplated because we are subject to restrictions on our capital structure and our ability to engage in future transactions such as mergers or buyouts.

As a registered investment company, we are subject to the 1940 Act and the related rules, which contain detailed requirements for the organization and operation of investment companies. Among other things, the 1940 Act and the rules thereunder impose restrictions on the nature of our investments, limit or prohibit transactions with affiliates, impose limitations on the issuance of debt and equity securities, generally prohibit the issuance of options, impose governance requirements, limit permissible borrowings and impose other restrictions on capital structure, require assets to be placed with an approved custodian, and place limitations on our ability to engage in future transactions such as mergers or buyouts, and to compensate key employees. Under Section 10 of the 1940 Act, we are required to have a board of directors comprising at least 40% disinterested directors, that among other responsibilities will hire officers, review and approve various policies, transactions and agreements, and hire auditors. In addition, we will provide stockholder reports on an annual and semi-annual basis pursuant to the 1940 Act and will no longer file quarterly reports on Form 10-Q, as we previously did.  We intend, however, to file and furnish unaudited financial statements of SMC and SAM on a quarterly basis on Form 8-K.

In addition, as a closed-end investment company, the market price of our common stock may be below the net asset value of our common stock. Net asset value per share is the value of all our assets, minus any liabilities, divided by the number of outstanding shares of common stock.  All or substantially all of our assets consist of our investments in the equity shares of SMC and SAM, which are listed on the New Delhi stock exchange and Gauhati stock exchange, respectively, but are not traded.  Therefore, we will not be able to use market quotations to determine the value of such equity shares, which may make selling those shares at an appropriate price more difficult.

Non-diversified Fund Risk.

Because the Company is a non-diversified fund, it may invest a greater percentage of its assets in a particular issuer or group of issuers than a diversified fund would. Currently, the Company invests substantially all of its assets in securities of SMC Group.  This increased concentration in fewer issuers may result in the Company’s shares being more sensitive to economic results of those issuing the securities. Furthermore, the Company does not intend to satisfy the diversification requirements associated with being a regulated investment company (“RIC”) under the Internal Revenue Code (as described further in “Tax Status” in the SAI). However, to the extent that we assume large positions in the securities of a small number of issuers, our net asset value may fluctuate to a greater extent than that of a diversified investment company as a result of changes in the financial condition or the market’s assessment of the issuer or a downturn in any particular industry. We may also be more susceptible to any single economic or regulatory occurrence than a diversified investment company.

We have a limited operating history.

The Company was a blank check company organized as a corporation under the laws of the State of Delaware on March 15, 2006.  On December 20, 2007 the Company registered under the 1940 Act as a closed-end, non-diversified management “investment company” and on January 21, 2008 we completed the acquisition of a 14.75% interest in the SMC Group.  We have a limited operating history. As a result, we have limited operating results which demonstrate our ability to manage our business. We are subject to all of the business risks and uncertainties associated with any new business enterprise, including the risk that we will not achieve our investment objective and that the value of your investment in us could decline substantially.

Our management team has limited experience managing a closed-end management investment company.

The 1940 Act imposes numerous constraints on the operations of closed-end management investment companies. See “Regulation of the Fund as an Investment Company” in our SAI. Our management team’s limited experience in managing a portfolio of assets under such constraints may hinder our ability to take advantage of attractive investment opportunities and, as a result, achieve our investment objective. Furthermore, any failure to comply with the requirements imposed on closed-end management investment companies by the 1940 Act could cause the SEC to bring an enforcement action against us and/or expose us to claims of private litigants.

We are dependent upon senior management for our future success, and if we lose any member of our senior management team, our ability to achieve our investment objective could be significantly harmed.

We depend on the members of our senior management, Messrs. Cherian and Kanuga, for the identification, final selection, structuring, closing and monitoring of our investments. In addition, Messrs. Cherian and Kanuga are members of the board of directors of SMC and SAM, respectively.  These employees have critical industry experience and relationships that we rely on to implement our business plan. Our future success depends on the continued service of our senior management team and our Board of Directors. The departure of any of the members of our senior management could have a material adverse effect on our ability to achieve our investment objective. As a result, we may not be able to operate our business as we expect, and our ability to compete could be harmed, which could cause our operating results to suffer.

Our portfolio investments for which there is no readily available market, including our equity investment in SMC Group, are recorded at fair value as determined in good faith by our officers pursuant to procedures approved by our Board of Directors. As a result, there is uncertainty as to the value of these investments.

We primarily hold securities of SMC and SAM, which are listed, but not traded on the New Delhi Stock Exchange and Gauhati Stock Exchange, respectively.  Therefore, the value of these securities is not readily determinable. We value these securities at fair value as determined in good faith by the Fund’s officers pursuant to procedures approved by our Board of Directors. The Board of Directors has delegated the oversight of the implementation of the valuation procedures to its Valuation Committee, and delegated to the Fund’s officers the responsibility for valuing the Fund’s assets and calculating the Fund’s net asset value in accordance with the valuation procedures. The Fund’s officers have formed a Pricing Committee to discharge certain of its responsibilities with respect to valuation.  Our Board of Directors may utilize the services of an independent valuation firm to aid it in determining fair value. Because of the inherent uncertainty of determining the fair value of investments that do not have a readily available market value, the fair value of our investments determined under our procedures may differ significantly from the values that would have been used had a ready market existed for the investments or from the values that would have been placed on our assets by other market participants, and the differences could be material.

Our executive officers and members of our Board of Directors have substantial ownership in us, which could limit your ability to influence the outcome of key transactions, including a change of control. In addition, some of our stockholders may have interests in the Company that differ from yours.

Executive officers and members of the Board of Directors of the Company beneficially owned as of April 15, 2008, in the aggregate, approximately 19.1% of the outstanding shares of our common stock. Our Board of Directors must approve of the acquisition and disposition of our investments. As a result, these individuals may be able to exert influence over our management and policies. Affiliates of the Company may also acquire additional shares of our equity securities in the future. This concentration of ownership may have the effect of delaying, preventing or deterring a change of control of our Company, deprive our stockholders of an opportunity to receive a premium for their common stock as part of a sale of our Company or may ultimately affect the market price of our common stock. Messrs. Cherian and Kanuga, who are stockholders in the Company, are also employed by the Company. As a result, they may have interests in the Company that differ from yours as a stockholder of the Company.

The Company will be taxable as a regular U.S. corporation and may be subject to special U.S. tax rules with respect to its investments in Indian companies.

The Company is not eligible to elect to be treated as a RIC, and accordingly it is treated as a regular corporation for U.S. federal income tax purposes. As a result, the Company is generally subject to federal income tax on its taxable income at the graduated rates applicable to corporations (currently, the maximum corporate federal income tax rate is 35%).  In addition, it is possible that the Company’s investments in Indian companies may be (or may in the future become) subject to special U.S. tax rules under which the Company could be required to recognize taxable income prior to its receipt of cash from such investments, or to pay additional taxes or charges upon its receipt of distributions or realization of gains from such investments.  Please see the SAI under “Tax Status” for further information.

Returns on investment in Indian companies may be decreased by withholding and other taxes.

Our investments in India will incur tax risk unique to investment in India and in developing economies in general.  Income (including capital gains) from the Company’s investments in India may be subject to withholding or other taxes imposed by that country.  Under treaties with India and local Indian income tax law, income is generally sourced in India and subject to Indian tax if paid from India.  This is true whether or not the services or the earning of the income would normally be considered as from sources outside India in other contexts.  Income tax treaties with India may be available to reduce Indian withholding or other taxes that may be imposed.  However, there is no assurance that treaty relief will be available or that the Indian tax authorities will recognize application of such treaties with respect to amounts paid to or for the benefit of the Company.  Moreover, Indian taxes paid by, or withheld from amounts payable to, the Company with respect to income (or gains) from investments in India may not be creditable against the Company’s U.S. federal income tax liability, which could result in double taxation of such income or gains.  Please see the SAI under “Tax Status” for further information.

Risks related to the transactions and ownership of SMC Group’s shares

If one or more of our stockholders initiates a lawsuit against us alleging that the transactions are inconsistent with the disclosure in the prospectus relating to our initial public offering, we may be obligated to repurchase shares sold in our initial public offering (“IPO”) or to pay damages.

In the prospectus included in the registration statement we filed in connection with our IPO (File No. 333-133189), we stated that the Company was formed for the purpose of effecting “a merger, capital stock exchange, asset acquisition or other similar transaction with one or more businesses that have operations in India.”  The prospectus also referred to the potential business combination transaction as an “acquisition “ of an “operating business with primary operating activities in India.”  While our prospectus contemplated a variety of methodologies for consummating the business combination and did not exclude the possibility of acquiring an ownership interest of less than 50.1% in a target business, an investor may understand the term “acquisition” to mean the acquisition of a controlling interest in a target business.  We acquired only a 14.75% interest in SMC and SAM.  In addition, our prospectus stated that our Board would not propose or seek stockholder approval of amendments to certain core provisions of our certificate of incorporation relating to the business combination.  At the special meeting, our Board amended the definition of the term “acquisition” to clarify that the term also includes the purchase of a minority interest in an operating business.

If one or more of our stockholders claim that our registration statement included an untrue statement of a material fact or omitted to state a material fact required to be stated therein or necessary to make the statements therein not misleading, and decide to initiate a lawsuit against us on those grounds, we intend to defend ourselves vigorously.  If the stockholders are victorious in this litigation, we may be required to pay damages to them or to repurchase the shares we sold in our IPO at the original sale price, plus statutory interest from the date of sale. Furthermore, irrespective of the outcome of such litigation, we may incur significant legal expenses in defending the lawsuit and our management’s attention may be diverted as a result of the suit.

If in the future 25% or less of our net assets consist of securities of SMC and SAM, we may no longer provide our stockholders with quarterly financial statements of SMC and SAM or with other material information on SMC and SAM.

As a registered investment company, we are no longer obligated to file quarterly reports on Form 10-Q.  We are undertaking, however, to file and furnish unaudited financial statements of SMC and SAM on a quarterly basis on Form 8-K.  Quarterly statements will be translated into U.S. GAAP without any auditor review.  This undertaking will apply only if more than 25% of our net assets consist of securities of SMC and SAM on any day during the 30 days prior to the date we receive such quarterly financial statements.  The shareholders agreements that we entered into with SMC and SAM in connection with the transactions require each of them to furnish quarterly financial statements.  This requirement will survive termination of the shareholders agreements until such time as we hold 7.451% or less of the issued and paid-up combined share capital of SMC and SAM.  In calculating this percentage, the share capital will be measured as of the date of the share purchase transactions.

We will also file promptly current reports on Form 8-K furnishing any material information publicly disclosed by SMC or SAM under the Indian securities regulatory scheme or that would be required if the underlying securities were being registered under the Securities Act.  This undertaking will apply only if more than 25% of our net assets consist of securities of SMC and SAM on any day during the 30 days prior to the day we receive the material information.  The shareholders agreements require each of SMC and SAM to ensure that we are informed of any and all material occurrences on an ongoing basis.  This requirement will survive termination of the shareholders agreements until such time as we hold 7.451% or less of the issued and paid-up combined share capital of SMC and SAM.  In calculating this percentage, the share capital will be measured as of the date of the share purchase transactions.

Therefore, if in the future 25% or less of our net assets consist of securities of SMC and SAM, we may no longer provide our stockholders with quarterly financial statements of SMC and SAM or with other material information on SMC and SAM on Form 8-K.

The SMC Group’s promoters will possess significant influence over virtually all matters requiring the approval of SMC Group shareholders, which will make it difficult for us to have any meaningful say in the outcome of shareholder votes.

Mr. S.C. Aggarwal and Mr. M.C. Gupta are the promoters of SMC and currently own an aggregate of 26.11% of SMC’s shares.  Mr. Ajay Garg, SMC, and SMC Share Brokers Ltd. are the promoters of SAM and currently own an aggregate of 20.9%.

Upon the expiration of those provisions of the shareholders agreements that will afford our designee on the SMC Group’s board of directors the ability to effectively veto most transactions out of its ordinary course of business, SMC’s promoter group, which includes the promoters named above, will hold approximately 45% of SMC’s shares and SAM’s promoter group, which includes the promoters named above, will hold approximately 60% of SAM’s shares.  As a result of this high ownership percentage, the promoter group will possess significant influence over virtually all matters requiring the approval of a shareholder vote, which will make it difficult for us to have any meaningful say in the outcome of shareholder votes.

We may be required by Indian law to hold our equity interest in the SMC Group for a period of one year, which means that we may be forced to retain our shares in situations where we would otherwise have opted for disposing of them.

Indian law may, under certain circumstances, require us to hold our interest in the SMC Group for a period of one year.  This requirement would limit and delay our ability to sell any of the SMC Group’s shares, which could cause us to miss an opportunity to sell them at a price favorable to us.

Risks related to SMC Group’s industry

Market downturns or disruptions resulting in reduced trading activity may harm the SMC Group’s results of operations and reduce its profitability.

The SMC Group’s results of operations will be affected by national and global economic and political conditions, broad trends in business and finance, fluctuations in the prices of equities, commodities and derivatives and other factors that affect the trading volumes in these financial instruments in India and the level of interest in Indian business development.  Low levels of trading volume, particularly in equities, will harm the SMC Group’s profitability because of its high level of fixed costs.  Highly volatile markets furthermore increase the risk of bad debts.  Recent increases in foreign investment in Indian equities have caused a rapid appreciation of Indian stock market indices and increased the risk of a “market bubble,” i.e., the overvaluation of stock.  If stocks are overvalued, or if investors generally perceive them to be overvalued, stock prices could decline, leading investors to move their capital out of the equities markets.  This would have a detrimental effect on stock brokers and other intermediaries, such as the SMC Group.  Revenues derived from equity transactions during the years ended March 31, 2007, 2006 and 2005 accounted for approximately 57%, 58% and 54% of total revenues for the SMC Group.  A substantial portion of the balance of the revenues were derived from commodities and derivatives transactions. Since a material portion of SMC Group’s revenues are derived from equity, commodities and derivatives transactions, any change in either the existing commission rates relating to these transactions or the volume of trading in equity, commodities or derivatives could have a material impact on the profitability of the SMC Group.

The SMC Group operates in a highly-regulated industry.  New rules or changes in the rules promulgated by the regulatory authorities supervising the SMC Group’s activities and changes in the interpretation or enforcement of existing laws and rules may adversely impact the SMC Group’s business, financial condition and results of operations.

The SMC Group operates in a highly-regulated industry.  Its operations are regulated by the Securities and Exchange Board of India (“SEBI”), the exchanges of which it is a member, the Association of Mutual Funds in India (“AMFI”), the Insurance Regulatory and Development Authority (“IRDA”) and the Forward Market Commission (“FMC”).

The SMC Group’s ability to comply with applicable laws and rules is largely dependent on its internal compliance procedures, as well as on its ability to attract and retain qualified compliance personnel.  Noncompliance may subject SMC to penalties, fines and the risk of civil litigation, which could have a material adverse effect on its financial condition and results of operations.

The SMC Group’s activities and profitability may also be affected by changes in its regulatory environment when the legislature or regulatory authorities pass new laws or rules or the interpretation or enforcement of existing laws and rules changes.  Any of these actions can raise the group’s compliance burden by requiring it to spend resources to adapt to the new environment.  This can have a material adverse effect on the SMC Group’s financial condition and results of operations.

Indian financial services providers are dependent on regulatory approvals and licenses in conducting their business and the SMC Group may lose or be unable to renew valuable licenses.

The SMC Group’s securities brokerage, commodities brokerage, mutual fund distribution, and insurance brokerage activities are licensed by numerous agencies, including the SEBI, the AMFI and the IRDA.  If any one or more of its licenses is revoked for breach or violation of any condition on which the license depended or the SMC Group is unable for any reason to renew a license, it may be forced to cease operating in the affected business line until its licensed status is reinstituted.  As a result, the SMC Group’s revenues are likely to fall.  SMC is currently awaiting a license from SEBI to allow it to provide portfolio management services.  If it is unable to obtain this license, it will not be able to provide these services, which will mean that a significant component of its business plan will not be implemented.

India’s financial services industry is highly competitive.

The SMC Group faces significant competition from companies seeking to attract clients’ financial assets, including traditional and online brokerage firms, mutual fund companies and institutional players, some of which have a broader distribution network, are better capitalized and have a stronger brand name than the SMC Group.  As SMC Group enters new markets, such as the market for portfolio management services, margin funding and expanding its on-line trading activities, it will have to face competition from established companies.  The current trend towards consolidation in the financial services industry in India could further increase competition in all areas of the SMC Group’s business.  Inability to compete effectively in light of these increasing pressures may cause the SMC Group’s revenues to decline.

Political, economic, social and other factors in India and its neighbor, Pakistan, may adversely affect the SMC Group’s operations and our ability to achieve our business objective.

Since mid-1991, the Indian government has been implementing an economic structural reform program with the objective of liberalizing India’s exchange and trade policies, reducing the fiscal deficit, controlling inflation, promoting a sound monetary policy, reforming the financial sector, and placing greater reliance on market mechanisms to direct economic activity.  A significant component of the program is the promotion of foreign investment in key areas of the economy and the further development of, and the relaxation of restrictions in, the private sector.  These policies have been coupled with the express intention to redirect the government’s central planning function away from the allocation of resources and toward the issuance of specific guidelines.  While the government’s policies have resulted in improved economic performance, there can be no assurance that the economic recovery will be sustained.  Moreover, there can be no assurance that these economic reforms will persist, and that any newly elected government will continue the program of economic liberalization of previous governments.  Any change in government may adversely affect Indian laws and policies with respect to foreign investment and currency exchange.  Furthermore, laws and policies affecting financial services companies, technology companies and other matters affecting investment in securities could also change.  Such changes in laws and economic policies could negatively affect the general business and economic conditions in India, which could in turn materially and adversely affect the SMC Group’s operations.

India has experienced terrorist attacks in the recent past and religious and border disputes persist in India and remain pressing problems.  For example, India has from time to time experienced civil unrest and hostilities with neighboring countries such as Pakistan.  The longstanding dispute with Pakistan over the border Indian state of Jammu and Kashmir, a majority of whose population is Muslim, remains unresolved.  If the Indian government is unable to control the violence and disruption associated with these tensions, especially at a time when political conditions in Pakistan are uncertain, as they currently are, the results could destabilize the economy and, consequently, materially and adversely affect the SMC Group’s operations.

Since early 2003, there have also been military hostilities and civil unrest in Afghanistan, Iraq and other Asian countries.  These events could adversely influence the Indian economy and, as a result, materially and adversely affect the SMC Group’s operations and our ability to achieve our business objective.

The Indian financial services sector is subject to extensive government regulations, including those that limit foreign ownership, which may adversely affect the Group’s operations and/or our ability to complete the share purchase or remain invested in the SMC Group.

The Indian government regulates foreign investments in the financial services sector by periodically reviewing and adjusting the permissible amount of foreign ownership.  There can be no guarantee that our management will be correct in its assessment of political and policy risk associated with investments in general and in particular in the financial services sector.  Any changes in policy could have an adverse impact on our ability to complete the share purchase and remain invested in the SMC Group.

Foreign investment in Indian securities is regulated by the Foreign Exchange Management Act, 1999, as amended (“FEMA”), and the Foreign Exchange Management (Transfer or Issue of Security by a Person Resident Outside India) Regulations, 2000, pursuant to which the residents of India cannot undertake any transaction with persons outside India, sell, buy, lend or borrow foreign currency, issue or transfer securities to non-residents or acquire or dispose of any foreign security without the permission (general or special) of the RBI. In addition, foreign direct investments/investments by non-resident Indians in activities of non-bank financial companies (“NBFCs”) must comply with minimum capitalization requirements.

In addition to these regulations governing foreign investment in India, the SMC Group is subject to a variety of other laws and regulations, particularly the Securities and Exchange Board of India Act, 1992 (the “SEBI Act”) and rules, regulations and notifications framed thereunder, providing for the registration and regulation of various market intermediaries, including stock brokers, merchant bankers, portfolio managers and underwriters.  The relevant rules and regulations formulated by the SEBI as well as other legislation governing the businesses of SMC Group are as follows:

•	Stock brokerage activities are regulated by the SEBI (Stock-Brokers and Sub-Brokers)

Regulations, 1992 (Stock Broking Regulations), the Securities Contract (Regulation) Act, 1956 (“SCRA”), the Securities Contracts (Regulations) Rules, 1957 (“SCRR”) and the bye-laws of the stock exchanges of which the SMC Group is a member (“Bye-laws”).

•
The Stock Broking Regulations govern the registration and functioning of stock brokers, sub-brokers and the trading members of the stock exchanges, prescribing the criteria, standards and procedure for the registration of stock brokers, sub-brokers and persons seeking to be trading members of stock exchanges.  They also prescribe penalties for the failure to comply with the regulations laid down by SEBI.

•
SCRA: The SCRA empowers the Government of India and SEBI to make and amend rules, such as the SCRR.  The SCRA also empowers stock exchanges recognized by SEBI to frame bye-laws to regulate the conduct of their members.

•	SCRR: The SCRR, among other things, regulates the conditions of eligibility for a stock broker to be admitted to membership of a stock exchange.
•
Bye-laws: The stock brokerage business of the SMC Group is also regulated by the rules, regulations and bye-laws of the stock exchanges where it is registered as a trading member, i.e., the National Stock Exchange of India (“NSE”) and the Bombay Stock Exchange (“BSE”).  The regulations of the NSE and BSE contain requirements concerning the ownership of promoters, settlement processes, net worth and reporting.

•
Depositary participant activities are governed by the Securities and Exchange Board of India (Depositories and Participant) Regulations, 1996 (“DP Regulations”), which provide for the registration of depository participants, minimum net worth requirement, rights and obligations of depository participants, systems and procedures, connectivity with the depository, maintenance of records and the appointment of compliance officers.  Contravention of DP Regulations will be penalized in accordance with the Securities and Exchange Board of India (Procedure for Holding Enquiry by Enquiry Officer and Imposing Penalty) Regulations, 2002.

•
Merchant banking activities are governed by the Securities and Exchange Board of India (Merchant Bankers) Regulations, 1992 (“Merchant Bankers Regulations”), which include procedures for the registration of merchant bankers, capital adequacy requirements, code of conduct, maintenance of books of accounts and records, reporting requirement, responsibilities of lead managers, underwriting obligations, appointment of compliance officer and liability for action in case of default.

•
Commodities brokerage activities are governed by the Forward Contracts (Regulation) Act, 1952 (“FCRA”). The FCRA provides for the regulation of matters relating to forward contracts, the prohibition of options in goods and for matters connected therewith. The Forward Markets Commission is the regulatory body for the commodity market in India. It is the equivalent of the SEBI, which protects the interests of investors in securities.  Commodity derivatives are traded on the National Commodity and Derivative Exchange (“NCDEX”) and the Multi-Commodity Exchange (“MCX”). Membership of NCDEX and MCX is governed by their respective rules, regulations and bye-laws which broadly provide for eligibility criteria, net worth requirements, conduct of business by trading members, trading system, procedure and manner of clearing and settlement and reporting requirements.

If the relevant Indian authorities find us or the SMC Group to be in violation of any existing or future Indian laws or regulations, they would have broad discretion in dealing with such a violation, including, without limitation:

•	levying fines
•	revoking our business and other licenses; and
•	requiring that we restructure our ownership or operations.

Any of these actions could lead the SMC Group or us to incur significant expenses in connection with complying with the authorities’ requests, which may materially and adversely affect our financial condition and results of operations.

If political relations between the U.S. and India weaken, it could make the SMC Group’s operations less attractive.

The relationship between the United States and India may deteriorate over time.  Changes in political conditions in India and changes in the state of Indian—U.S. relations are difficult to predict and could adversely affect our future operations or cause our investment in the SMC Group to become less attractive.  This could lead to a decline in our profitability.  Any weakening of relations with India could have a material adverse effect on our operations.

Risks related to SMC Group’s operations

The SMC Group is highly dependent on its promoters for financing and management support. Their withdrawal of support could materially reduce the SMC Group’s revenues and profits and could have a material adverse effect on the Group’s financial condition.

The promoters of SMC are Mr. Subhash Chand Aggarwal and Mr. Mahesh Chand Gupta.  The promoters of SAM are SMC, SMC Share Brokers Limited and Mr. Ajay Garg.  Historically, the SMC Group has been highly dependent on its promoters for its capital requirements and management.  As a result of the financial resources of the promoter group, the SMC Group does not carry any long-term debt on its balance sheet.  Furthermore, most of the promoters are actively engaged in the management of the SMC Group entities.  While we believe that none of the promoters have business interests that are different from those of the SMC Group and none of them are known to be withdrawing their support from the Group, none of the promoters are under any obligation to continue to support the SMC Group.  Their withdrawal of support, either in terms of resources or management or both, could materially reduce the SMC Group’s revenues and profits and could have a material adverse effect on its financial condition.

The SMC Group is dependent on systems and operational availability and faces a risk of system failure that may result in reduced traffic, reduced revenues and profits and harm to its reputation.

The SMC Group is dependent on its technology systems to perform the critical function of gathering, processing and communicating information efficiently, securely and without interruptions.  It could face business risk due to failures in the control processes or technology systems that could constrain its ability to manage its business.  Its success depends, in part, on its ability to make timely enhancements and additions to its technology in anticipation of client demands.  Rapid increases in client demand may strain the SMC Group’s ability to enhance its technology and expand its operating capacity.  To the extent the SMC Group experiences system interruptions, errors or downtime (which could be caused by a variety of factors, including changes in client use patterns, technological failure, changes to systems, linkages with third-party systems, and power failures), its business and operations could be materially and adversely impacted.

Security breaches could damage the SMC Group’s reputation and expose it to liability.

Since the SMC Group retains confidential client information in its database, its facilities and infrastructure must remain secure.  Despite the implementation of security measures, the SMC Group’s infrastructure may be vulnerable to physical break-ins, computer viruses, programming errors or similar disruptions.  If the SMC Group’s security measures are circumvented, the security of confidential and propriety information stored on its systems could be jeopardized and its operations could be interrupted.  A material security breach could damage the SMC Group’s reputation and expose it to liability.  Since the SMC Group does not carry insurance that protects it from this type of loss, its business, revenues and profits may be materially and adversely affected by a material security breach.

If the SMC Group is unable to manage the rapid growth required by its business strategy, its revenues and profits may be lower than expected.

The SMC Group is currently experiencing a period of significant growth and plans to use the proceeds from our acquisition of equity interest to accelerate that growth.  Between 2004 and 2007, its revenues and net income increased by 271% and 1,016%, respectively.  During that period, the SMC Group’s number of employees grew 367%, while the number of independent financial advisors rose by 218%.  It currently anticipates hiring an additional 1,000 employees during the current fiscal year.  This growth has placed, and the future growth the SMC Group anticipates, will continue to place, a significant strain on its managerial, operational, financial and technology resources.  As part of this growth, the SMC Group will have to implement new operational and financial systems and procedures and controls, expand its office facilities, train and manage its employee base and maintain close coordination among its technical, accounting, finance, marketing, sales and editorial staffs.

If the SMC Group is unable to manage its growth effectively, it will be unable to implement its growth strategy, which would be detrimental to its long-term business outlook and may cause the Group’s revenue and profitability in future periods to fall short of the Group’s projections.

The SMC Group’s rapid growth may require additional financing, which it might not be able to procure or procure on favorable terms.  Any future equity offerings by the SMC Group may lead to dilution of our equity interest.

The SMC Group’s growth is dependent on having a strong balance sheet to support its activities.  It may need to raise additional capital from time to time, dependent on business conditions and it may not be able to procure such additional funds, or at least not on favorable terms, due to factors beyond its control.  Factors that would require the SMC Group to raise additional capital could be business growth beyond what the current balance sheet can sustain, additional capital requirements imposed due to changes in regulatory regime or new guidelines or significant depletion in its existing capital base due to unusual operating losses.  Any new issue of equity or convertible securities would dilute existing shareholders, including us, and such issuance may not be done at terms and conditions favorable to us or the SMC Group.  Likewise, any debt financing that the SMC Group may decide to pursue in the future may not be entered into on terms and conditions favorable to the SMC Group.

The SMC Group may be unable to make desirable acquisitions or to integrate successfully any businesses it acquires.

The SMC Group’s strategy includes the search for suitable acquisition targets that it believes are a strategic fit with its business.  If the SMC Group acquires another company, it may not be able successfully to integrate any businesses, products, technologies or personnel of that company without  significant expenditure of managerial, operational and financial resources, and it may fail to realize the anticipated benefits of certain acquisitions.  Acquisitions may strain its managerial and operational resources, as the challenge of managing new operations may divert its staff from monitoring and improving the SMC Group’s existing operations.  They may also burden the SMC Group’s financial resources, as the group may have to incur substantial debt to finance the acquisition.  All of these factors could materially and adversely affect the SMC Group’s financial condition and results of operations.  Finally, future acquisitions could dilute our shareholders’ interest in the SMC Group, if the group decides to finance the acquisition in whole or in part with the issuance of equity.

The SMC Group’s business is dependent on relationships formed by its relationship managers with its clients; any events that harm these relationships, including the loss of its relationship managers, may lead to a decline in its revenues and profits.

The SMC Group’s business is dependent on the team of relationship managers who directly manage client relationships.  The SMC Group believes that relationship managers servicing specific clients leads to long-term client relationships, a trust-based business environment and over time, better cross-selling opportunities.  While no relationship manager or operating group of relationship managers contributes a meaningful percentage of the business, the SMC Group’s revenues and profits may materially decline if a substantial number of relationship managers either become ineffective or leave the organization.

The SMC Group depends on its management team and the loss of team members may adversely affect its revenues and profits.

The SMC Group believes that it has a strong team of professionals to oversee the operations and growth of its businesses.  If one or more members of its management team are unable or unwilling to continue in their present positions, such persons would be difficult to replace and the SMC Group’s revenues and profits could decline or fail to grow at the rate projected by the Group.  The SMC Group may lose its key management team to its clients or competitors.

The SMC Group faces risks attributable to derivatives trading by clients and its risk management policies may be inadequate to deal with these risks.

The SMC Group offers derivatives brokerage services.  Since some derivative instruments involve leveraged positions on the underlying assets, they involve a higher degree of risk, both for investors and for market intermediaries, than do traditional financial instruments, such as stocks or bonds.  The SMC Group may face financial losses if it fails adequately to manage the risk created by its clients’ trading in derivative instruments.

The SMC Group’s plans to provide margin funding will expose it to new risks that clients may not honor their commitments, which would affect the SMC Group’s results of operations.

The SMC Group plans to provide margin funding to its clients.  The SMC Group expects to require clients to deposit a minimum initial margin, and if the client is not able to pay the balance amount to the SMC Group before the pay-in date of the exchange for the relevant transaction, the SMC Group expects, in line with market practice, to extend significant credit to clients at market interest rates for the purchase of shares.  In case of highly volatile markets or adverse movements in share prices, it is possible that the group’s clients may not honor their commitments, which may result in losses for the SMC Group.  During periods of rapidly declining markets in which the value of the collateral held by the SMC Group could fall below the amount of a customer’s indebtedness, may also result in losses for the SMC Group.

Furthermore, the SMC Group has not had any prior experience with margin funding and its risk management procedures (such as pre-determined margin call or collateral liquidation thresholds) may be inadequate to guard against material losses.

The SMC Group is materially dependent on the continued acceptance and growth of electronic commerce and online trading in India, which is uncertain and, to a large extent, beyond its control. If the SMC Group does not realize the expected benefits from its investment in electronic commerce and online trading, it could suffer from a decline in profits.

Electronic commerce and online trading in India is still in its infancy.  Currently more than two million Indian residents trade online (out of a population of 1.1 billion).  In addition, many Indian consumers have deferred transacting online for a number of reasons, including the existence or perception of, among other things:

•	limited access to the internet for most Indian consumers;
•	absence of a fully functional and secure electronic payment gateway; and
•	perceived lack of security of commercial data such as credit card numbers.

If usage of the internet in India for electronic commerce does not substantially increase and network infrastructures in India are not further developed, the SMC Group will not realize the expected benefits from its investment in the development of electronic commerce and online trading products and services, which could negatively affect the SMC Group’s profitability.

The success of the SMC Group’s online brokerage business depends on its relationships with India’s internet-enabled banks that also compete with it.

For its online trading business to be successful, its clients must be able easily and quickly to execute online funds transfers to the SMC Group from their bank accounts to pay for purchases of stock.  Online brokerages in other countries, such as the United States, require their customers to maintain cash deposit accounts with them, and funds are automatically withdrawn from these accounts to settle the customers’ stock purchases.  Since Indian banking regulations do no allow securities brokers to pay interest on client deposit accounts, and clients are generally unwilling to forego interest payments on their deposits, they generally prefer to keep their cash accounts with a commercial bank until the funds are needed to execute a stock trade.  To minimize its credit risk, the SMC Group will not execute cash stock purchases for its clients until they have transferred the requisite funds into one of its deposit accounts.

The ability to quickly and easily transfer funds to and from its clients’ bank accounts requires that the SMC Group maintain good relationships with those banks, some of which also compete with the SMC Group. If the SMC Group is unable to maintain these relationships, its online trading revenues will suffer and its results of operations may be materially and adversely affected.

The SMC Group’s financial condition and results of operations may suffer if it is unable to maintain an appropriate balance between its regional offices and independent financial advisors.

The SMC Group operates through a network of owned regional offices and offices maintained by independent financial advisors and strives to maintain an appropriate balance between both.  Failure to maintain this balance gives rise to the risks below.

Regional Offices

The SMC Group currently has approximately 1,100 employees working in eight regional offices in addition to its New Delhi headquarters.  It plans to expand its network of regional offices to 15 offices over the following two years.  Given the number and geographical dispersion of its regional offices, the SMC Group may not be able effectively to monitor or supervise their operations, which may result in higher incidents of compliance breaches among its employees in those offices.

Evaluating proposed office sites and setting up offices requires financial and human capital.  In case a regional office turns out to be unprofitable, the SMC Group may have to close down the office.  Future office shutdowns may cause the SMC Group not to be able to recover the capital investment in those offices and could materially and adversely affect the SMC Group’s financial condition and results of operations.

Independent financial advisors

The SMC Group currently has approximately 6,000 independent financial advisors.  While independent financial advisors work under the overall supervision of the SMC Group as per its policies and share in its revenues, they are typically independent entrepreneurs and not employees of the SMC Group.  The risk that they engage in undesirable trade or market practices is therefore higher than for the SMC Group’s employees.  Business associates might act on conflicts of interest in a manner that is not in the interest of the SMC Group, such as when they sell financial products of one of its competitors.  Any of these practices could result in a loss of reputation and business for the SMC Group, which could lead to a material decline in revenues and profits.

The SMC Group’s plans to expand outside of India and is exposed to various risks as a result, including the risk that it may not obtain, or not obtain in a timely manner, requisite approvals from foreign governments.

The SMC Group has recently opened an office in Dubai and plans to open offices in New York, London, Singapore and Hong Kong.  The SMC Group does not have significant prior experience in establishing and operating offices outside of India.  In order to establish and operate these offices, the SMC Group would require clearance and approvals from the relevant regulatory authorities.  If the SMC Group does not receive the requisite clearance or approvals, or does not receive them in a timely manner, its business plan, financial condition and revenues and profits may be materially and adversely affected.  Establishing and/or operating in foreign jurisdictions will also impose new compliance requirements on the SMC Group, which will increase expenses and could materially reduce profits.  The SMC Group would also be exposed to currency and political risks in those jurisdictions as well as the management risks inherent in expanding its operations outside of India.

Share Price Data

Our Units commenced trading on July 20, 2006.  Each Unit consists of one share of common stock and one warrant. Each warrant entitles the holder to purchase one share of common stock at $6.00 per share.

On September 21, 2006, there was a voluntary separation of our Units into shares of common stock and warrants. The Company’s Board of Directors has approved the decision to switch the listing of its common stock from the American Stock Exchange to The NASDAQ Capital Market.  Effective April 15, 2008, the Units, common stock and warrants each trade on The NASDAQ Capital Market under the “ticker” symbols “SMCGU”, “SMCG” and “SMCGW”, respectively.  Prior to April 15, 2008, the Units, common stock and warrants each traded separately on the American Stock Exchange under the “ticker” symbols “MQC.U,” “MQC” and “MQC.WS,” respectively. The following table sets forth, for the periods indicated, the high and low sales prices of the Units, common stock, and warrants as reported by the American Stock Exchange:

	Units (1)		Common Stock (2)		Warrants (2)
In U.S. $	Low	High	Low	High	Low	High
2006:
Third Quarter	$7.53	$7.80	$6.98	$7.05	$0.47	$0.50
Fourth Quarter	7.45	8.00	7.00	7.39	0.32	0.75
2007:
First Quarter	$8.00	$8.74	$7.19	$7.68	$0.75	$0.90
Second Quarter	8.13	8.61	7.43	7.67	0.78	1.09
Third Quarter	7.84	8.35	7.42	7.68	0.38	1.00
Fourth Quarter	7.61	9.34	7.47	7.94	0.27	1.90
2008:
First Quarter	$5.25	$9.35	$4.70	$7.99	$1.30	$1.95

(1) Trading of our Units commenced on July 20, 2006.
(2) Trading of our common stock and warrants commenced on September 21, 2006.

As of March 31, 2008, we had 1 Unit holder, 34 stockholders, and 28 warrant holders of record.  The last sale price as reported by the American Stock Exchange on March 31, 2008 was $6.19 for our Units, $5.50 for our shares and $1.70 for our warrants.  We have never paid a cash dividend on our common stock and do not anticipate the payment of cash dividends in the foreseeable future.  On [             ], 2008, the Company’s Board of Directors announced a net asset value per share of $[        ].  Historically, our shares have traded [below] such net asset value.

MANAGEMENT

Board of Directors

Our business is managed under the direction of the Board of Directors. Subject to the provisions our Certificate of Incorporation, as amended (the “Certificate of Incorporation”), our By-laws, as amended (the “By-laws”) and Delaware law, the Directors have all powers necessary and convenient to carry out this responsibility, including the election and removal of our officers.  We expect our directors and officers will play a key role in managing our investments and identifying and evaluating additional prospective acquisition candidates.

Portfolio Management

The following is a summary of certain biographical information concerning our executive officers:

F. Jacob Cherian, Chairman and Chief Executive Officer

Mr. Cherian serves as our Chairman and Chief Executive Officer and has been a member of our Board of Directors since our inception. Since April 2004, Mr. Cherian has served as a Partner in the financial services division of Computer Sciences Corporation, or CSC, a Fortune 500 firm with $15.0 billion in annual revenue and approximately 80,000 employees. With over 16 years of experience, Mr. Cherian has successfully demonstrated his abilities, with increasingly responsible positions as a financial services executive, leading or co-leading numerous global multimillion dollar business transactions in business restructuring, turnaround, growth, cost reduction and off-shoring strategies. Working with high level senior executives of these multibillion dollar multinational firms, Mr. Cherian has effectively evaluated undervalued assets and business divisions, significantly increased revenues to clients and optimized business performance through business transformation, restructuring, innovation of growth strategies, cost reduction and corporate governance. His representative clients include: Goldman Sachs & Co; J.P. Morgan Chase; Munich Re; Credit Suisse Group; Merrill Lynch; ABN AMRO; Society Generale; Deutsche Bank; Asea Brown Boveri (ABB); Wellington Financial Management; and Alliance Capital Management. Mr. Cherian also has significant experience in designing and implementing off-shoring strategies and evaluating undervalued assets. Mr. Cherian has extensive international experience and has relocated to, and had multi-year residences in both Europe for 3 years and in India for 10 years. Mr. Cherian’s prior work experience includes positions as a

Director in New York with KPMG LLP / KPMG Consulting from October 1998 to March 2004, and JP Morgan & Co from September 1995 to September 1998 in its Fixed Income Credit Portfolio & Derivatives Division. For the last ten years, Mr. Cherian has been an Adjunct Professor of International Finance at St. John’s University, Tobin College of Business, New York. He is frequently featured in leading publications and industry conferences for his views and insights on emerging trends and growth strategies, cost reduction initiatives, managing risks and business transformation for multinational corporations. Mr. Cherian holds a Bachelor of Arts degree in Accounting & Information Systems from Queens College of CUNY and an MBA in International Finance from St. John’s University.

Suhel Kanuga, President, Chief Financial Officer, Chief Compliance Officer, Principal Accounting Officer, Principal Financial Officer, Treasurer, and Secretary

Mr. Kanuga serves as our President, Chief Financial Officer, Chief Compliance Officer, Principal Accounting Officer, Principal Financial Officer, Treasurer, and Secretary and has been a member of our Board of Directors since our inception. Since August 2004, Mr. Kanuga has been a Principal of CSC, a Fortune 500 global services company with annual revenues exceeding $15 billion. In his role in CSC’s financial services division based in New York, and in prior positions, Mr. Kanuga has been responsible for identifying and building business value, restructuring and transforming businesses by successfully implementing strategic growth initiatives, cost reduction and risk management. Mr. Kanuga has significant international management experience, having led transactions with businesses across the U.S., Europe and Asia to restructure and focus on more profitable business segments. He has expertise in, and advises senior corporate executives on complex business topics, including derivatives, capital allocation, asset-liability management, international expansion, merger integration, financial regulation, corporate governance, and business restructuring. His clients have included global organizations such as Credit Suisse, Bank of Montreal, ABN AMRO, the New York Stock Exchange, and Merrill Lynch. Prior to joining CSC, he held management positions at KPMG in New York from January 1999 to August 2004 and prior to that, U.S. West. Mr. Kanuga has authored a number of articles published in leading financial services publications across the world. He holds degrees in Mathematics and Economics from Lawrence University.

The SAI provides additional information about the executive officers’ compensation, other business activities and ownership of securities of the Company.

Administrators

Gemini Fund Services, LLC (“Gemini” or the “Administrator”), Hauppauge Corporate Center, 150 Motor Parkway, Suite 205, Hauppauge, New York 11788, serves as our administrator, fund accountant, and custody administrator.  The administrator provides administration and fund accounting services to the Fund. For administration services, the Fund has agreed to pay the Administrator a fee of $3,000 per stockholder meeting and an annual fee equal to the greater of (i) $40,000 or (ii) 0.10% on first $100 million of net assets; 0.08% on next $250 million of net assets; and 0.06% on net assets greater than $250 million, provided that for the first 12 months the Fund will receive a discount of 10% of fees. The Fund shall also pay certain out of pocket expenses and other fees to Gemini for certain compliance, reporting, and fund accounting services. Citi Private Equity Services, 245 Fifth Avenue, New York, NY 10016, the former administrator of the Fund, is also currently providing certain transitional administration services for the Fund.

Custodian and Transfer Agent

[  ], [street], [city], [state] [zip], serves as custodian for assets of the Fund. The custodian performs custodial services on behalf of the Fund.

American Stock Transfer & Trust Company, 59 Maiden Lane, New York, New York 10038, serves as the transfer agent and registrar for our securities and warrant agent for our warrants.

Expenses

The Company pays all of its own expenses, including, without limitation, salaries and benefits of its officers and employees; rent for office space; other investment research, administration and office operations costs; non-affiliated directors’ fees; transfer agent, registrar and custodian fees; preparation, printing and distribution of its proxy statements, stockholder reports and notices; auditing and legal fees; federal registration fees; stock exchange listing fees and expenses; federal, state and local taxes; brokerage commissions; and the cost of issue and sale of its securities. The Company’s organizational expenses are to be paid out of its assets and will be amortized using the straight-line method over the first year of the Company’s operations.

Non-Resident Managers

Messrs. Asrani and Nair are non-residents of the United States, have all, or a substantial part, of their assets located outside the United States. Mr. Asrani has authorized the Fund as agent for services of process within the United States. If a Director or officer does not authorize an agent for service of process in the United States it may be difficult for U.S. investors to effect service of process upon such Directors or officers within the United States or to effectively enforce judgments of courts of the United States predicated upon civil liabilities of the Directors or officers under the federal securities laws of the United States. In addition, it may be uncertain whether the courts of certain jurisdictions would adjudge civil liability against Directors or officers resident in those jurisdictions.

Control Persons

No person is deemed to control us, as such term is defined in the 1940 Act.

CERTAIN RELATIONSHIPS AND RELATED TRANSACTIONS

Private Placements

Prior to our IPO, we issued 1,812,500 shares of common stock for $18,125 in cash, or a purchase price of approximately $0.01 per share, as well as 2,250,000 warrants for an aggregate purchase price of $2,250,000, or a purchase price of approximately $1.00 per warrant. These shares and warrants were issued to certain former and current directors, officers, advisors and other insiders (and in some instances, their respective affiliates) of the Company.

In connection with our sale of Private Placement Warrants, Messrs. Cherian, Kanuga, Mirchandani and Burstein resold 359,439 shares of common stock, at a price of $0.01 per share, to affiliated and non-affiliated purchasers in the Private Placement. The resale of 359,439 shares of common stock by Messrs. Cherian, Kanuga, Mirchandani and Burstein occurred concurrently with the sale of the Private Placement Warrants on the basis of 10,000 shares of common stock for each 50,000 warrants purchased by those persons other than Messrs. Mirchandani, Cherian, Kanuga and Burstein. The purpose of this transaction was to encourage investors to participate in our private placement offering. The 359,439 shares of common stock were resold by Messrs. Mirchandani, Cherian, Kanuga and Burstein pursuant to the so-called Section 4(1 1/2) exemption from registration under the Securities Act, and will be held in escrow until June 21, 2008 pursuant to an escrow agreement. Such selling stockholders may be deemed to be underwriters under the Securities Act. A court may take the position that the resale of 60,000 shares of such shares of common stock to persons other than our officers, directors and initial stockholders may not have been conducted in accordance with the registration requirements of Section 5 of the Securities Act affording the purchasers of such shares the right to rescind such shares as a remedy to the failure to register these securities. These rescission rights, if any, may require the selling stockholders to refund up to an aggregate of $600, plus interest, to such persons. These privately purchased shares will be held in escrow with the other existing stockholders’ shares and subject to the same restrictions. Any resale of these privately purchased shares must be registered under the Securities Act and any such resale cannot occur until six months after the Company’s acquisition of securities of SMC Group.

Please see “Plan of Distribution — Private Placements” above for more information regarding the private placements.

Registration Rights Agreement

The Company entered into a Registration Rights Agreement pursuant to which it agreed to use its reasonable best efforts to register the Private Placement Shares and Private Placement Warrants, and to file any reports required to be filed by it under the Securities Act and the Exchange Act, as the holders of the Private Placement Shares and Private Placement Warrants may reasonably request, to enable such holders to sell the Private Placement Shares and Private Placement Warrants without registration under the Securities Act within the limitation of the exemptions provided by Rule 144 under the Securities Act. Please see “Plan of Distribution — Private Placements” above and “Capital Stock, Long-Term Debt, and Other Securities — Registration Rights” below for more information regarding the Registration Rights Agreement.

Stock Escrow Agreement

In connection with the IPO, each of F. Jacob Cherian, Suhel Kanuga, Kishore Mirchandani, Lawrence Burstein, Gul Asrani, Sarat Sethi and C.P. Krishnan Nair (the “Escrow Holders”) placed their pre-IPO shares in escrow until six months after our acquisition of the SMC Group, pursuant to a stock escrow agreement (the “Stock Escrow Agreement”).  During the escrow period, which terminates June 21, 2008, the Escrow Holders will not be able to sell or transfer their shares (except to a child and/or spouse, or trust established for its benefit), but will retain all other rights as our stockholders, including, without limitation the right to vote their shares, subject to their agreement to vote all of the shares owned by them immediately prior to the initial public offering in accordance with the majority of the shares voted by the public stockholders who did not own shares immediately prior to our initial public offering and the right to receive cash dividends, if declared. If dividends are declared and payable in shares of common stock, such dividends will also be placed in escrow.

Share Redistribution Agreements

In connection with their purchase of additional shares in the secondary market, certain third parties entered into share redistribution agreements (the “Share Redistribution Agreements”) with each of F. Jacob Cherian, Suhel Kanuga, Lawrence Burstein, Kishore Mirchandani and Sarat Sethi.  Under the Share Redistribution Agreements, Messrs. Cherian, Kanuga, Burstein, Mirchandani and Sethi agreed to transfer an aggregate of 752,400 of their Private Placement Shares to the third parties upon the termination of the escrow period pursuant to the Stock Escrow Agreement. Concurrently therewith, Messrs. Cherian, Kanuga, Mirchandani and Burstein assigned to such third parties their rights under the Registration Rights Agreement.  Under the Share Redistribution Agreements, certain of such third parties were also granted an aggregate of 194,400 options on common stock held by Messrs. Cherian, Kanuga, Burstein, Mirchandani and Sethi, each of which can be exercised for the purchase of one share of common stock at an exercise price of $0.0001 per share at any time after termination of the escrow period on June 21, 2008 until prior to 4 p.m. on July 17, 2009.

Other Related Transactions

The Company has entered into an informal arrangement on a month-to-month basis for the use of office space in Mumbai, India with an entity affiliated with the Company through a family relationship with one of the Company’s officers.

Control Persons and Principal Holders of Securities

No person is deemed to control us, as such term is defined in the 1940 Act.  Please see the “Control Persons and Principal Holders of Securities” in the SAI for information regarding persons known to us to beneficially own more than 5% of the outstanding shares of our common stock.

CAPITAL STOCK, LONG-TERM DEBT, AND OTHER SECURITIES

Description of shares

The Certificate of Incorporation authorizes the issuance of 45,000,000 shares of common stock and 5,000 shares of preferred stock, both with a par value of $0.0001 per share.

In our initial public offering, we issued Units, with each Unit consisting of one share of common stock and one warrant. Each warrant entitles the holder to purchase one share of common stock.  We registered 9,775,000 Units that consisted of 9,775,000 shares of common stock and 9,775,000 warrants, with 9,775,000 shares of common stock underlying the warrants, and one Unit purchase option that consisted of 850,000 shares of common stock and 850,000 warrants, with 850,000 shares of common stock underlying the warrants, with the SEC under the Securities Act.  On July 25, 2006, we completed our initial public offering of 7,250,000 Units at a price of $8.00 per Unit.  Upon closing of our initial public offering, the Company sold and issued a UPO for $100 to the representative in that offering to purchase up to 500,000 Units at an exercise price of $10.80 per Unit.

The Company’s Board of Directors approved the decision to switch the listing of our Units, common stock and warrants from the American Stock Exchange to The NASDAQ Capital Market.  Effective April 15, 2008, the Units, common stock and warrants each trade on The NASDAQ Capital Market under the “ticker” symbols “SMCGU”, “SMCG” and “SMCGW”, respectively. Prior to April 15, 2008, the Units, common stock and warrants were listed on the American Stock Exchange under the trading or “ticker” symbols “MQC.U.”, “MQC”, and “MQC.WS”, respectively.  As of March 31, 2008, there were 271,006 Units, 8,219,875 shares of common stock, and 9,500,000 warrants outstanding entitling the registered holders to purchase 9,500,000 shares of our common stock.

Our stockholders are entitled to one vote for each share held of record on all matters to be voted on by stockholders. In connection with the vote required for our initial business combination, all of our initial stockholders agreed, pursuant to letter agreements with the representative of the underwriters in our initial public offering, to vote the shares of common stock owned by them immediately prior to the date of the initial public offering in accordance with the majority of the shares of common stock voted by the holders of shares of common stock sold in our July 2006 initial public offering.  However, our previous stockholders will vote all of their shares in any manner they determine, in their sole discretion, with respect to any other items that come before a vote of our stockholders.

Our stockholders have no conversion, preemptive or other subscription rights and there are no sinking fund or redemption provisions applicable to the common stock, except that public stockholders, other than our initial stockholders, have the right to have their shares of common stock converted to cash equal to their pro rata share of the trust account (including the portion representing the underwriters’ deferred fee and the deferred portion of the representative’s non-accountable expense allowance), if they voted against the business combination that was approved and completed. Public stockholders who convert their stock into a pro rata share of the trust account still have the right to exercise the warrants that they received as part of the Units.

There are no outstanding shares of preferred stock.  The Certificate of Incorporation authorizes the issuance of 5,000 shares of preferred stock with such designation, rights and preferences as may be determined from time to time by our Board of Directors. No shares of preferred stock were issued or registered in our initial public offering. Accordingly, our Board of Directors is empowered, without stockholder approval, to issue preferred stock with dividend, liquidation, conversion, voting or other rights which could adversely affect the voting power or other rights of the holders of common stock. Preferred stock could be utilized as a method of discouraging, delaying or preventing a change in control of us. Although we do not currently intend to issue any shares of preferred stock, we cannot assure you that we will not do so in the future.

Upon the acquisition of a 14.75% equity interest in the SMC Group, the Company’s outstanding warrants became exercisable.  Each outstanding warrant entitles its registered holder to purchase one share of common stock at a price of $6.00 per share, subject to certain adjustments.  The warrants are exercisable until July 19, 2010, or earlier upon redemption.

We may redeem the outstanding warrants, including the warrants purchased in our private placement offering, with Ladenburg Thalmann & Co.’s prior consent, at any time after the warrants become exercisable:

•	in whole and not in part;
•	at a price of $0.01 per warrant;
•	upon not less than 30 days’ prior written notice of redemption to each warrant holder; and
•
if, and only if, the reported last sale price of our common stock equals or exceeds $11.50 per share, for any 20 trading days within a 30 trading day period ending on the third business day prior to the notice of redemption to the warrant holders.

The redemption criteria for our warrants have been established at prices which are intended to provide warrant holders a reasonable premium to the initial exercise prices and provide a sufficient degree of liquidity to cushion the market reaction to our redemption call.

Since we may redeem the warrants only with the prior written consent of Ladenburg Thalmann & Co. and Ladenburg Thalmann & Co. may hold warrants subject to redemption, Ladenburg Thalmann & Co. may have a conflict of interest in determining whether or not to consent to such redemption. We cannot assure you that Ladenburg Thalmann & Co. will consent to such redemption if the exercise of the warrants is not in its best interest even if the exercise of the warrants is in our best interest.

The right to exercise the warrants will be forfeited unless they are exercised before the date specified in the notice of redemption. From and after the redemption date, the record holder of a warrant will have no further rights except to receive, upon surrender of the warrants, the redemption price.

The warrants were issued in registered form under a warrant agreement between American Stock Transfer & Trust Company, as warrant agent, and us. You should review a copy of the warrant agreement, which has been filed as an exhibit to the registration statement in connection with our initial public offering, for a complete description of the terms and conditions applicable to the warrants.

The exercise price and number of shares of common stock issuable on exercise of the warrants may be adjusted in certain circumstances including in the event of a stock dividend, or our recapitalization, reorganization, merger or consolidation. However, the warrants will not be adjusted for issuances of common stock at a price below their respective exercise prices.

The warrants may be exercised upon surrender of the warrant certificate on or prior to the expiration date at the offices of the warrant agent, with the exercise form on the reverse side of the warrant certificate completed and executed as indicated, accompanied by full payment of the exercise price, by certified check payable to us, for the number of warrants being exercised. The warrant holders do not have the rights or privileges of holders of common stock and any voting rights until they exercise their warrants and receive shares of common stock. After the issuance of shares of common stock upon exercise of the warrants, each holder will be entitled to one vote for each share held of record on all matters to be voted on by stockholders.

No warrants will be exercisable unless at the time of exercise a prospectus relating to common stock issuable upon exercise of the warrants is current and the common stock has been registered or qualified or deemed to be exempt under the securities laws of the state of residence of the holder of the warrants. Under the terms of the warrant agreement, we have agreed to meet these conditions and use our best efforts to maintain a current prospectus relating to common stock issuable upon exercise of the warrants until the expiration of the warrants. However, we cannot assure you that we will be able to do so.  The warrants may be deprived of any value and the market for the warrants may be limited if the prospectus relating to the common stock issuable upon the exercise of the warrants is not current or if the common stock is not qualified or exempt from qualification in the jurisdictions in which the holders of the warrants reside.

No fractional shares will be issued upon exercise of the warrants. However, we will pay to the warrant holder, in lieu of the issuance of any fractional share which is otherwise issuable to the warrant holder, an amount in cash based on the market value of the common stock on the last trading day prior to the exercise date.

In addition, upon closing of our IPO, we sold and issued a UPO for $100 to the representative in that offering to purchase up to 500,000 Units at an exercise price of $10.80 per Unit.  The Units underlying the UPO will be exercisable in whole or in part, solely at the holder’s discretion, commencing on January 21, 2008 and expiring on the five-year anniversary of the IPO.  The UPO may be exercised for cash or on a “cashless” basis, at the holder’s option, such that the holder may use the appreciated value of the UPO (the difference between the exercise price of the UPO and the market price of the securities underlying the Units) to exercise the UPO without the payment of any cash.  Each of the Units included in the UPO are identical to the Units sold in the IPO, except that the exercise price of the Units underlying the UPO are $10.80 per Unit.

At the January 17, 2008 special meeting of stockholders the Company obtained the approval of a majority of common stockholders to sell shares of common stock at prices below net asset value per share to registered holders of warrants and the UPO holder.

Please see “Plan of Distribution — Private Placements” above for additional information regarding shares of common stock and warrants purchased prior to our IPO.

Capitalization

Set forth below are the outstanding classes of capital stock as of March 31, 2008:

(1)	(2)	(3)	(4)
Title of Class	Amount Authorized	Amount Held by Registrant or for its Account	Amount Outstanding Exclusive of Amount Shown Under (3)
Common Stock	45,000,000	0	8,219,875*
Preferred Stock	5,000	0	0

*Consists of 7,948,869 shares of common stock and 271,006 Units outstanding as of March 31, 2008. Units consist of one share of common stock and one warrant. As of March 31, 2008, there are 9,500,000 warrants outstanding, each exercisable for one share of common stock.

Dividends

We have not paid any dividends on our common stock to date and the payment of dividends in the future will be contingent upon our revenues and earnings, if any, capital requirements and general financial condition. The payment of any dividends will be within the discretion of our Board of Directors. It is the present intention of our Board of Directors to retain all earnings, if any, for use in our business operations and, accordingly, our board does not anticipate declaring any dividends in the foreseeable future.

Shares Eligible for Future Sale

As of March 31, 2008, we had 8,219,875 shares of common stock outstanding. All of these shares, except for the 1,812,500 shares of common stock issued prior to our initial public offering, are freely tradable without restriction or further registration under the Securities Act, except for any shares purchased by one of our affiliates within the meaning of Rule 144 under the Securities Act.  The 1,812,500 shares became eligible for sale under Rule 144 as of July 19, 2007, provided that all other requirements of the Rule, as listed below, are satisfied.  Notwithstanding the foregoing, all of those shares are subject to the Stock Escrow Agreement and will generally not be transferable until June 21, 2008. All of the shares held by the Selling Holders are being registered hereby.

Rule 144

In general, under Rule 144 as currently in effect, a person who has beneficially owned restricted shares of our common stock for at least one year would be entitled to sell within any three-month period a number of shares that does not exceed the greater of either of the following:

•	1% of the number of shares of common stock then outstanding; and
•	the average weekly trading volume of the common stock on the American Stock Exchange during the four calendar weeks preceding the filing of a notice on Form 144 with respect to the sale.

Sales under Rule 144 are also limited by manner of sale provisions and notice requirements and to the availability of current public information about us.

Rule 144(k)

Under Rule 144(k), a person who is not deemed to have been one of our affiliates at the time of or at any time during the three months preceding a sale, and who has beneficially owned the restricted shares proposed to be sold for at least two years, including the holding period of any prior owner other than an affiliate, is entitled to sell their shares without complying with the manner of sale, public information, volume limitation or notice provisions of Rule 144.

SEC Position on Rule 144 Sales

The SEC has taken the position that promoters or affiliates of a blank check company and their transferees, both before and after a business combination, would act as an “underwriter” under the Securities Act when reselling the securities of a blank check company acquired prior to the consummation of its initial public offering. Accordingly, the SEC believes that those securities can be resold only through a registered offering and that Rule 144 would not be available for those resale transactions despite technical compliance with the requirements of Rule 144.

Registration Rights

As discussed above under “Plan of Distribution — Private Placements” and “Certain Relationships and Related Transactions — Registration Rights Agreement,” the Company entered into a Registration Rights Agreement pursuant to which it agreed to use its reasonable best efforts to register the Private Placement Shares and Private Placement Warrants, and to file any reports required to be filed by it under the Securities Act and the Exchange Act as the holders of the Private Placement Shares and Private Placement Warrants may reasonably request, to enable such holders to sell the Private Placement Shares and Private Placement Warrants without registration under the Securities Act within the limitation of the exemptions provided by Rule 144 under the Securities Act.  Pursuant to the Registration Rights Agreement we are obligated to bear all costs relating to the registration of the Private Placement Shares, Private Placement Warrants, and shares underlying the Private Placement Warrants held by the Registration Rights Holders and registered pursuant to this Prospectus.  Holders of the Private Placement Shares and Private Placement Warrants are obligated to provide such information as may reasonably be requested by the Company in connection with the preparation of the Registration Statement, including amendments and supplements thereto, in order to effect the registration of any Private Placement Shares and Private Placement Warrants under the Securities Act pursuant to Section 2 and in connection with the Company’s obligation to comply with federal and applicable state securities laws.

Each of F. Jacob Cherian, Suhel Kanuga, Kishore Mirchandani and Lawrence Burstein held our issued and outstanding shares of common stock and warrants immediately prior to our IPO and are entitled to registration rights pursuant to the Registration Rights Agreement.  In addition, pursuant to the Escrow Agreement entered into by each of F. Jacob Cherian, Suhel Kanuga, Kishore Mirchandani, Lawrence Burstein, Gul Asrani, Sarat Sethi and C.P. Krishnan Nair, Messrs. Cherian, Kanuga, Mirchandani, Burstein, Asrani, Sethi and Nair have deposited an aggregate of 1,375,197 shares of common stock with an escrow agent to be held for six months until June 21, 2008. Following the escrow term, these securities shall be distributed to Messrs. Cherian, Kanuga, Mirchandani, Burstein, Asrani, Sethi and Nair, to certain affiliated and non-affiliated purchasers in the Private Placement and to certain third parties that have entered into Share Redistribution Agreements with each of Messrs. Cherian, Kanuga, Burstein, Mirchandani and Sethi. Certain other third parties may exercise their options to receive a distribution of such securities pursuant to the Share Redistribution Agreements.  Concurrently, Messrs. Cherian, Kanuga, Mirchandani and Burstein shall assign to such third parties their rights under the Registration Rights Agreement.  Under the Registration Rights Agreement, we are obligated to register shares of common stock, warrants and the shares of common stock underlying the warrants owned by these third parties and Messrs. Cherian, Kanuga, Mirchandani and Burstein.

Under the Registration Rights Agreement, we are required to promptly notify the holders of the Private Placement Shares and Private Placement Warrants within two business days of the filing of a Registration Statement registering the Private Placement Shares and Private Placement Warrants, and shall further notify such holders promptly and confirm such advice in writing within two business days of the occurrence of any of the following: (i) when such Registration Statement becomes effective; (ii) when any post-effective amendment to such Registration Statement becomes effective; (iii) the issuance or threatened issuance by the SEC of any stop order (and the Company shall take all actions required to prevent the entry of such stop order or to remove it if entered); and (iv) any request by the SEC for any amendment or supplement to such Registration Statement or any prospectus relating thereto or for additional information or of the occurrence of an event requiring the preparation of a supplement or amendment to such prospectus so that, as thereafter delivered to the purchasers of the securities covered by such Registration Statement, such prospectus will not contain an untrue statement of a material fact or omit to state any material fact required to be stated therein or necessary to make the statements therein not misleading, and promptly make available to the holders of the Private Placement Shares and Private Placement Warrants included in such Registration Statement any such supplement or amendment.

Pursuant to the Registration Rights Agreement, we have agreed to indemnify each Registration Rights Holder against any expenses, losses, judgments, claims, damages or liabilities, whether joint or several, arising out of or based upon any untrue statement (or allegedly untrue statement) of a material fact contained in this Prospectus, or arising out of or based upon any omission (or alleged omission) to state a material fact required to be stated herein or necessary to make the statements herein not misleading, or any violation by us of the Securities Act or any rule or regulation promulgated thereunder applicable to us. Pursuant to the Registration Rights Agreement, the Registration Rights Holders have agreement to indemnify us against any losses, claims, judgments, damages or liabilities, whether joint or several, insofar as such losses, claims, judgments, damages or liabilities (or actions in respect thereof) arise out of or are based upon any untrue statement or allegedly untrue statement of a material fact contained in this Prospectus, or arise out of or are based upon any omission or the alleged omission to state a material fact required to be stated herein or necessary to make the statement herein not misleading, if the statement or omission was made in reliance upon and in conformity with information furnished in writing to us by such Registration Rights Holder expressly for use in this Prospectus.

Repurchase of Common Shares

The Company is a closed-end investment company and as such its stockholders will not have the right to cause the Company to redeem their shares. Instead, the shares of common stock will trade in the open market at a price that will be a function of factors relating to the Company such as dividend levels and stability (which will in turn be affected by dividend and interest payments by the Company’s portfolio holdings, regulations affecting the timing and character of Company’s distributions, Company expenses and other factors) portfolio credit quality, liquidity, call protection, market supply and demand, and similar factors relating to the Company’s portfolio holdings. Shares of a closed-end investment company may frequently trade at prices lower than net asset value. The Company’s Board of Directors regularly monitors the relationship between the market price and net asset value of the shares of common stock. If the shares of common stock were to trade at a substantial discount to net asset value for an extended period of time, the Board of Directors may consider the repurchase of its shares of common stock on the open market or in private transactions, or the making of a tender offer for such shares. The Company cannot assure you that its Board of Directors will decide to take or propose any of these actions, or that share repurchases or tender offers will actually reduce any market discount.

Net Asset Value

The net asset value (“NAV”) per share is equal to the value of our total assets minus liabilities divided by the total number of shares of common stock outstanding. We determine the NAV per share of our common stock as frequently as the Valuation Committee shall decide and on such day as the management’s Pricing Committee determines on a day the New York Stock Exchange is open. Unless otherwise determined by the Valuation Committee, the Fund’s net asset value is computed as of the close of regular trading on the NYSE (generally 4:00 p.m. Eastern time) (the “Valuation Time”) on any day net asset value is calculated. To compute net asset value on any day, management shall value all Fund assets and liabilities at the Valuation Time. However, for investment or administrative reasons, management may value particular securities at the Valuation Time, such as U.S. government securities, money market instruments, and foreign securities (such as its interest in SMC and SAM), based on information determined before the Valuation Time.

Value, as defined in Section 2(a)(41) of 1940 Act, is (1) the market price for those securities for which a market quotation is readily available and (2) for all other securities and assets, fair value as determined in good faith by our Board of Directors pursuant to procedures approved by our Board of Directors. The Board of Directors has delegated the oversight of the implementation of the valuation procedures to its Valuation Committee, and delegated to the Fund’s officers the responsibility for valuing the Fund’s assets and calculating the Fund’s net asset value in accordance with the valuation procedures. Management has formed a Pricing Committee to discharge certain of its responsibilities with respect to valuation. As part of its duties, management’s Pricing Committee must: (i) present to the Valuation Committee, quarterly, a report of the Pricing Committee’s activities in the previous quarter; (ii) respond to requests from the Board and the Valuation Committee; and (iii) participate in an annual review of these Procedures and provide advice and recommendations in light of its experience in administering these Procedures, information on evolving industry practices and any developments in applicable laws or regulations.

Except as otherwise specifically provided in the valuation procedures, the Fund will value portfolio securities for which market quotations are readily available at market value. The Fund values all other securities and assets, including the shares of SMC and SAM, at fair value as determined in good faith in accordance with the valuation procedures. Because of the inherent uncertainty of determining the fair value of investments that do not have a readily available market value, the fair value of our investments determined under our procedures may differ significantly from the values that would have been used had a ready market existed for the investments or from the values that would have been placed on our assets by other market participants, and the differences could be material.

There is no single standard for determining fair value. As a result, determining fair value requires that judgment be applied to the specific facts and circumstances of each portfolio investment. We primarily hold securities of SMC and SAM, which are listed, but not traded on the New Delhi Stock Exchange and Gauhati Stock Exchange, respectively. Because of the type of investments that we make and the nature of our business, our valuation process requires an analysis of various factors. Our valuation methodology includes the examination of, among other things, (1) the nature and price (if any) of the portfolio security; (2) whether any broker quotations for the portfolio security are available; (3) the last sale price of the portfolio security; (4) whether any other financial or derivative security traded on other markets or among dealers is indicative of the appropriate price; (5) whether values of baskets of securities, or indices, traded on other markets, exchanges, or among brokers are indicative of the appropriate price; (6) the extent to which the fair value to be determined for the portfolio security will result from the use of data or formula produced by third parties independent of management; (7) the liquidity or illiquidity of the market for the particular portfolio security; (8) the financial statements and condition of the issuer; (9) general information concerning the issuer’s business including, without limitation, material developments in product development, management changes, litigation, governmental approvals, actions and contracts and extraordinary events; (10) the competitive position of the issuer’s major products, the demand therefore or any material changes in the marketplace; (11) general and specific market trends and the existence of any merger proposals, tender offers or other similar corporate actions affecting the securities; (12) the financial position of the issuer; (13) The market value of any unrestricted securities of the same class; (14) the availability of registration rights; (15) legal or other restrictions on the disposition of the securities (including any registration expenses that might be borne by the Fund in connection with such disposition); (16) the characteristics of the market in which the securities are purchased and sold; (17) the market value of similar securities of the same issuer or comparable companies; (18) the cost of the security at the date of purchase; (19) in the case of securities that trade primarily in markets that close before the Valuation Time, financial market or other developments that occur after such market close but before the Valuation Time; (20) changes in interest rates; (21) observations from financial institutions; (22) government (U.S. or non-U.S.) actions or pronouncements; (23) other news events; (24) for securities traded on non-U.S. markets, the value of non-U.S securities traded on other non-U.S. markets, ADR trading, closed-end fund trading, non-U.S. currency exchange activity, the trading prices of financial products that are tied to baskets of non-U.S. securities (such as ADRs and World Equity Benchmark Shares) and futures contracts or other derivative securities based on indices representative of the appropriate market; and (25) the nature and duration of any material event and the forces influencing the operation of financial markets, factors relating to the event that precipitated the problem, whether the event is likely to recur, whether the effects of the event are isolated or whether they affect entire markets, countries or regions.

For all other securities held by the Fund other than the shares of SMC and SAM, if applicable, when market quotations or other information used in valuing such securities is not readily available or current or otherwise appropriate, management may be required to supply a “missing price” or determine whether to adjust a supplied price, as described below.

Generally, management must act reasonably and in good faith in considering all appropriate information available to it in identifying fair valuation situations and may consult with, as appropriate, investment personnel, general news and financial market information sources, industry sources, regulatory authorities, other market participants and legal, compliance and accounting personnel. Management has also engaged the services of third-party vendors to assist it. Management may believe at times that a significant event affecting a portfolio security has occurred that would require it to adjust a supplied price. In the case of holdings denominated in foreign currencies, management converts the values of fund assets nominally reported in foreign currencies into U.S. dollars daily at the Valuation Time. Management is responsible for monitoring currency prices and related markets to identify significant events that call into question whether the exchange rate (established as of an earlier pricing time) applied to a security denominated in a foreign currency reliably represents the security’s market value at the Valuation Time.

In determining the fair value of securities held by the Fund, no single factor is determinative. Each Director may have accorded a different weight, or no weight, to different factors, and, thus, each Director may have had a different basis for his ultimate determination of value.

FORWARD-LOOKING STATEMENTS

This Prospectus includes forward-looking statements within the meaning of Section 27A of the Securities Act and Section 21E of the Exchange Act. The matters discussed in this Prospectus, as well as in future oral and written statements by management of the Company, that are forward-looking statements are based on current management expectations that involve substantial risks and uncertainties which could cause actual results to differ materially from the results expressed in, or implied by, these forward-looking statements. Forward-looking statements relate to future events or our future financial performance. We generally identify forward-looking statements by terminology such as “may,” “will,” “should,” “expects,” “plans,” “anticipates,” “could,” “intends,” “target,” “projects,” “contemplates,” “believes,” “estimates,” “predicts,” “potential” or “continue” or the negative of these terms or other similar words. Important assumptions include our ability to originate new investments, achieve certain margins and levels of profitability, the availability of additional capital, and the ability to maintain certain debt to asset ratios. In light of these and other uncertainties, the inclusion of a projection or forward-looking statement in this Prospectus should not be regarded as a representation by us that our plans or objectives will be achieved. The forward-looking statements contained in this Prospectus include statements as to:

•	our future operating results;

•	our business prospects and the prospects of SMC Group;

•	the impact of any investments that we expect to make;

•	our informal relationships with third parties;

•	the dependence of our future success on the general economy and its impact on the industry and countries in which we invest;

•	the ability of SMC Group to achieve its objectives;

•	our expected financings and investments;

•	our regulatory structure and tax treatment; and

•	the adequacy of our cash resources and working capital.

For a discussion of factors that could cause our actual results to differ from forward-looking statements contained in this prospectus, please see the discussion under “Risk Factors.” You should not place undue reliance on these forward-looking statements. The forward-looking statements made in this Prospectus relate only to events as of the date on which the statements are made. We undertake no obligation to update any forward-looking statement to reflect events or circumstances occurring after the date of this Prospectus.

FEDERAL INCOME TAX MATTERS

The following discussion is a general summary of certain U.S. federal income tax considerations that are applicable to the Company and to an investment in the Company’s common shares, warrants and Units. This discussion does not purport to be a complete description of the income tax considerations applicable to such an investment. For example, the discussion does not describe U.S. federal income tax consequences that may be relevant to certain types of investors subject to special treatment under U.S. federal income tax laws, including tax-exempt organizations, pension plans and trusts, insurance companies, dealers in securities and financial institutions. This discussion also assumes that an investor holds the Company’s common shares, warrants or Units as capital assets within the meaning of the Internal Revenue Code of 1986, as amended (the “Code”).

This discussion is based upon the Code, the Treasury regulations, and administrative and judicial interpretations, all as of the date hereof and all of which are subject to change, possibly retroactively, which could affect the continuing validity of this discussion. The Company has not and will not seek any ruling from the Internal Revenue Service (the “Service”) regarding any of the tax considerations discussed herein.  Except where expressly noted below, the discussion does not address any aspects of U.S. estate or gift tax, or any tax consequences under state, local or foreign law.

For purposes of this discussion, a “U.S. holder” is a beneficial owner of the Company’s common shares, warrants or Units who or which is, for U.S. federal income tax purposes, any one of the following:

•	a citizen or resident of the United States;

•	a corporation or other entity treated as a corporation for U.S. federal tax purposes created in or organized under the laws of the United States or any political subdivision thereof;

•	an estate, the income of which is subject to U.S. federal income taxation regardless of its source; or

•
a trust if (a) a court within the United States is able to exercise primary supervision over administration of the trust and one or more United States persons have authority to control all substantial decisions of the trust or (b) the trust has a valid election in effect under applicable U.S. Treasury regulations to be treated as a domestic trust.

A “Non-U.S. holder” is a beneficial owner of the Company’s common shares who or which is not a U.S. holder, other than a partnership or an entity or arrangement classified as a partnership for U.S. federal income tax purposes.

If a partnership (including an entity or arrangement treated as a partnership for U.S. federal income tax purposes) holds the Company’s common shares, warrants or Units, the tax treatment of a partner in the partnership will generally depend upon the status of the partner and the activities of the partnership. A prospective investor that is a partnership or a partner in such a partnership should consult his, her or its own tax advisor with respect to the purchase, ownership and disposition of the Company’s common shares, warrants or Units.

Tax matters are complicated and the tax consequences to a U.S. holder or a Non-U.S. holder of an investment in the Company’s common shares, warrants or Units will depend on the facts of his, her or its particular situation. Investors should consult their own tax advisors regarding the specific consequences of such an investment, including the applicability of federal, state, local and foreign tax laws and the effect of any possible changes in tax laws.

Taxation of the Company

The Company is treated as a regular corporation for federal income tax purposes. As a result, the Company is obligated to pay federal income tax on its taxable income at the graduated rates applicable to corporations (currently, the maximum corporate federal income tax rate is 35%). The Company may also be subject to a 20% federal alternative minimum tax on its federal alternative minimum taxable income to the extent that the Company’s alternative minimum tax exceeds its regular federal income tax, and to U.S. state and local income taxes. The Company will not satisfy the diversification tests necessary to qualify as a regulated investment company (“RIC”) under the Code.  Accordingly, the special tax rules applicable to RICs will not apply to the Company or to the Company’s stockholders with respect to their ownership of common shares in the Company.

Certain of the Company’s investments in Indian companies may be (or may in the future become) subject to special U.S. federal income tax rules, including but not limited to the rules applicable to “passive foreign investment companies,” “foreign personal holding companies” and “controlled foreign corporations,” as defined under the

Code.  Under these rules, the Company may be required to recognize taxable income prior to its receipt of cash from such investments, or to pay additional taxes or charges upon its receipt of distributions or realization of gains from such investments.  The Company has not yet determined whether any such rules will apply, or to the extent that such rules will apply, whether and to what extent elections may be available that would reduce or minimize the impact of these rules.

Income (including capital gains) from the Company’s investments in India may be subject to withholding or other taxes imposed by India that may reduce the Company’s return on those investments.  Under treaties with India and local Indian income tax law, income is generally sourced in India and subject to Indian tax if paid from India.  This is true whether or not the services or the earning of the income would normally be considered as from sources outside India in other contexts.  Income tax treaties with India may be available to reduce any Indian withholding or other taxes that may be imposed.  However, there is no assurance that treaty relief will be available or that the Indian tax authorities will recognize application of such treaties with respect to amounts paid to or for the benefit of the Company.

Moreover, Indian taxes paid by or withheld from amounts payable to the Company with respect to income or gains from investments in India may not be creditable against the Company’s U.S. federal income tax liability as reported on its U.S. federal income tax returns, which could result in double taxation of such income or gains.  A description of Indian taxes that may apply to income and gains from the Company’s investments in India is beyond the scope of this discussion, and prospective investors in the Company’s common shares, warrants or Units should consult their own tax advisors concerning such taxes.

Taxation of U.S. Stockholders

Distributions, if any, by the Company in respect of common shares will be treated as dividends for U.S. federal income tax purposes to the extent paid from the Company’s current or accumulated earnings and profits (as determined under U.S. federal income tax principles) and will be includible in gross income by a U.S. holder when received or accrued in accordance with the U.S. holder’s method of accounting for U.S. federal income tax purposes. Any such dividend will be eligible for the dividends received deduction if received by an otherwise qualifying corporate U.S. holder that meets the holding period and other requirements for the dividends received deduction. Dividends paid by the Fund to certain non-corporate U.S. holders (including individuals) with respect to taxable years beginning on or before December 31, 2010 are eligible for U.S. federal income taxation at the rates generally applicable to long-term capital gains for individuals (currently at a maximum tax rate of 15%), provided that the U.S. holder receiving the dividend satisfies applicable holding period and other requirements. For subsequent taxable years, dividends paid by the Company to non-corporate U.S. holders (including individuals) will be fully taxable at ordinary income rates unless further Congressional action is taken.

If the amount of a Company distribution exceeds the Company’s current and accumulated earnings and profits, a U.S. holder’s share of any such excess will be treated first as a tax-free return of capital to the extent of the U.S. holder’s tax basis in the common shares, and thereafter as capital gain. Any such capital gain will be long-term capital gain if such U.S. holder has held the applicable common shares for more than one year.

Upon a sale, exchange or other disposition of the Company’s common shares, warrants or Units, a U.S.  holder will (except as discussed below with respect to an exercise of warrants) generally recognize a taxable gain or loss based on the difference between amount realized by the U.S. holder and the U.S. holder’s tax basis in such common shares, warrants or Units.  A U.S. holder’s tax basis in common shares, warrants or Units is generally equal to the U.S. holder’s cost of acquiring the common shares, warrants or Units.  In the case of a U.S. holder of a Unit separately disposing of either the common share or the warrant component of that Unit, the U.S. holder must allocate the cost of the Unit between the common share and the warrant based on the relative fair market value of each as of the date the Unit was acquired. Each U.S. holder of a Unit is advised to consult such holder’s own tax advisor with respect to the determination of the tax basis of the share and warrant components of that Unit.

A U.S. holder of warrants will not recognize any gain or loss on the purchase of common shares for cash upon exercise of the warrants.  The basis of the shares received will be equal to the tax basis in the warrants so exercised, plus the cash exercise price paid by the U.S. holder.  The holding period of the common shares received generally will not include any period during which the warrants were held, but will instead commence on the day after the date on which the warrants are exercised.  A U.S. holder of a warrant will generally recognize a capital loss upon expiration of a warrant equal to the amount of the U.S. holder’s basis in the warrant.

Any gain or loss recognized by a U.S. holder upon a sale, exchange or other disposition of common shares, warrants or Units (or upon the expiration of a warrant) will generally be capital gain or loss, and will be treated as long-term capital gain or loss if those common shares, warrants or Units have been held for more than one year at the time of the disposition. In the case of a non-corporate U.S. holder, long-term capital gain generally is, as noted above, subject to a maximum tax rate of 15%, which maximum tax rate is currently scheduled to increase to 20% for dispositions occurring in taxable years beginning on or after January 1, 2011. Subject to limited exceptions, capital losses cannot be used to offset ordinary income.

If an adjustment is made to the number of shares of our common stock for which a warrant may be exercised or to the exercise price of a warrant, the adjustment may, under certain circumstances, result in constructive distributions that could be taxable as a dividend to U.S. holders of the warrants. Conversely, the absence of an appropriate anti-dilution adjustment may result in a constructive distribution that could be taxable as a dividend to U.S. holders of shares of our common stock. U.S. holders are urged to consult their own tax advisors regarding the proper treatment of any adjustments to the warrants.

Taxation of Non-U.S. Stockholders

In general, dividend distributions paid by the Company to a Non-U.S. holder (including constructive dividends, if any, resulting from adjustments or the absence of adjustments to the warrants, as described above) are subject to withholding of U.S. federal income tax at a rate of 30% unless the Non-U.S. holder satisfies the requirements (including certification requirements) necessary to qualify for a lower withholding rate under an applicable income tax treaty.

If a distribution to a Non-U.S. holder is effectively connected with a U.S. trade or business of the Non-U.S. holder (and, if required by an applicable income tax treaty, the distribution is attributable to a permanent establishment maintained by the Non-U.S. holder in the United States), the Company will not be required to withhold federal income tax if the Non-U.S. holder complies with applicable certification requirements, although the Non-U.S. holder will be subject to federal income tax on any such distributions at the rates applicable to U.S. holders. Any such effectively connected dividends paid to corporate Non-U.S. holders may, under certain circumstances, be subject to an additional “branch profits tax” at a 30% rate or such lower rate as may be specified by an applicable income tax treaty.

A Non-U.S. holder generally will not be taxed on gain recognized on a sale, exchange or other disposition of the Company’s common shares, warrants or Units unless:

•
the gain is effectively connected with the Non-U.S. holder’s conduct of a trade or business in the United States and, if required by an applicable income tax treaty, is attributable to a permanent establishment maintained by the Non-U.S. holder in the United States (in these cases, the gain will be taxed on a net income basis at the regular graduated rates and in the manner applicable to U.S. holders unless an applicable income tax treaty provides otherwise and, under certain circumstances, the “branch profits tax” described above may also apply); or

•
the Non-U.S. holder is an individual who holds the Company’s common stock as a capital asset, is present in the United States for 183 days or more in the taxable year of the disposition and meets other requirements (in which case, except as otherwise provided by an applicable income tax treaty, the gain, which may be offset by U.S. source capital losses, generally will be subject to a flat 30% U.S. federal income tax).

A Non-U.S. holder could also be subject to tax on a disposition of the Company’s common shares, warrants or Units if the Company is or has been a “U.S. real property holding corporation” for U.S. federal income tax purposes at any time during the shorter of the five-year period ending on the date of disposition or the period that the Non-U.S. holder held the Company’s common stock.  The Company does not believe that it is, and it does not anticipate that it will become, a U.S. real property holding corporation.

Common shares, warrants or Units of the Company that are owned or treated as owned by an individual who is not a U.S. citizen or resident of the United States (as specially defined for U.S. federal estate tax purposes) at the time of death will be included in the individual’s gross estate for U.S. federal estate tax purposes, unless an applicable estate tax or other treaty provides otherwise and, therefore, may be subject to U.S. federal estate tax.

Whether an investment in the shares, warrants or Units is appropriate for a Non-U.S. holder will depend on that person’s particular circumstances. All non-U.S. persons should consult their own tax advisors with respect to the United States federal income tax and withholding tax, and state, local and foreign tax consequences of an investment in the shares, warrants or Units.

Backup Withholding

Backup withholding at a 28% rate may apply to taxable distributions to, and the proceeds of a sale or disposition of common shares, warrants or Units by, any holder that fails to provide its tax identification number to the payor and comply with certain certification procedures, or otherwise fails to establish an exemption from backup withholding.  The backup withholding rate is set to increase to 31% for amounts distributed or paid after December 31, 2010.  Any amount withheld under backup withholding rules is allowed as a credit against the holder’s U.S. federal income tax liability, provided that proper information is timely provided to the Service.

TABLE OF CONTENTS FOR STATEMENT OF ADDITIONAL INFORMATION

The information in this Statement of Additional Information is not complete and may be changed. We may not sell these securities until the registration statement filed with the Securities and Exchange Commission is effective. This Statement of Additional Information is not an offer to sell these securities and it is not soliciting an offer to buy these securities in any state where the offer or sale is not permitted.

SUBJECT TO COMPLETION – DATED April 24, 2008

MILLENNIUM INDIA ACQUISITION COMPANY INC.
STATEMENT OF ADDITIONAL INFORMATION
April 24, 2008

References to the “Company,” the “Fund,” “we,” “us,” and “our” are to Millennium India Acquisition Company Inc.

Item 14. Cover Page.

We are an internally managed, non-diversified, closed-end investment management company registered under the Investment Company Act of 1940, as amended.

This Statement of Additional Information (“SAI”) relating to the units, common stock and warrants of the Company is not a prospectus, and should be read in conjunction with the Company’s prospectus relating thereto dated April 24, 2008 (the “Prospectus”). A copy of the Prospectus may be obtained without charge by calling collect (917) 640-2151. You may also obtain a copy of the Prospectus on the web site (http://www.sec.gov) of the Securities and Exchange Commission (the “SEC”). Capitalized terms used but not defined in this Statement of Additional Information have the meanings ascribed to them in the Prospectus.

Item 15. Table of Contents

Item 16. General Information and History.

The Company was a blank check company organized as a corporation under the laws of the State of Delaware on March 15, 2006. On December 20, 2007 the Company registered under the Investment Company Act of 1940, as amended (the “1940 Act”) as a closed-end, non-diversified management “investment company.”  On January 21, 2008 the Company completed the acquisition of a 14.75% in each of SMC Global Securities Limited (“SMC”) and SAM Global Securities Limited (“SAM”), together referred to herein as the “SMC Group.”

Item 17. Investment Objective and Policies.

The investment objective and general investment policies of the Company are described in the Prospectus. The Company’s portfolio is internally managed. Additional information concerning the characteristics of certain of the Company’s investments is set forth below.

Fundamental Investment Restrictions

The following are fundamental investment restrictions of the Fund and may not be changed without the approval of the holders of a majority of the Fund’s outstanding voting securities (in the event that the Fund issues preferred shares, changes in investment restrictions would also require approval by a majority of the outstanding preferred shares, voting as a separate class).

The Fund may not:

1.            Issue any senior security, except to the extent permitted under the 1940 Act, as interpreted, modified or otherwise permitted from time to time by regulatory authority having jurisdiction.

2.            Make short sales, purchases on margin or write put and call options, except to the extent permitted under the 1940 Act, as interpreted, modified or otherwise permitted from time to time by regulatory authority having jurisdiction.

3.            Borrow money, except to the extent permitted under the 1940 Act, as interpreted, modified or otherwise permitted from time to time by regulatory authority having jurisdiction.

4.            Act as an underwriter of securities within the meaning of the Securities Act of 1933, as amended, (the “Securities Act” or the “1933 Act”) except as permitted under the Securities Act, and as interpreted, modified or otherwise permitted by regulatory authority having jurisdiction, from time to time. Among other things, to the extent that the Fund may be deemed to be an underwriter within the meaning of the Securities Act, the Fund may act as an underwriter of securities in connection with the purchase and sale of its portfolio securities in the ordinary course of pursuing its investment objective, investment policies and investment program.

5.            Concentrate its investments in a particular “industry,” as that term is used in the 1940 Act, as interpreted, modified or otherwise permitted from time to time by regulatory authority having jurisdiction; except that the Fund will invest more than 25% of its total assets in one or more businesses that have operations primarily in India and will invest more than 25% of its total assets in the financial services industry. This restriction does not apply to investments in securities issued or guaranteed by the U.S. government or any of its agencies or instrumentalities, or repurchase agreements secured thereby, and futures and options transactions issued or guaranteed by the U.S. government or any of its agencies or instrumentalities.

6.            Purchase or sell real estate or any interests therein, except as permitted under the 1940 Act, as interpreted, modified or otherwise permitted from time to time by regulatory authority having jurisdiction. Notwithstanding this limitation, the Fund may, among other things, (i) acquire or lease office space for its own use; (ii) invest in securities of issuers that invest in real estate or interests therein; (iii) invest in mortgage-related securities and other securities that are secured by real estate or interests therein; or (iv) hold and sell real estate acquired by the portfolio as a result of the ownership of securities.

7.            Purchase physical commodities or contracts relating to physical commodities, except as permitted under the 1940 Act, as interpreted, modified or otherwise permitted from time to time by regulatory authority having jurisdiction.

8.            Make loans, except to the extent permitted under the 1940 Act, as interpreted, modified or otherwise permitted from time to time by regulatory authority having jurisdiction.

Currently, under the 1940 Act, the Fund generally is not permitted to engage in borrowings unless immediately after a borrowing the value of the Fund’s total assets (including the borrowing) less liabilities (other than the borrowing) is at least 300% of the principal amount of such borrowing (i.e., such principal amount may not exceed 33 1/3% of the Fund’s total assets). In addition, the Fund is not permitted to declare any cash dividend or other distribution on common stock unless, at the time of such declaration, the value of the Fund’s total assets (including the borrowing) less liabilities (other than the borrowing) is at least 300% of such principal amount.

To the extent that the Fund does not cover its commitment under a reverse repurchase agreement, dollar roll, or credit default by the segregation of liquid assets equal in value to the amount of the Fund’s commitment, or by entering into offsetting transactions or owning positions covering its obligations, such instrument will be treated as a senior security representing indebtedness (“borrowing”) for purposes of the requirement under the 1940 Act that the Fund may not enter into any such transaction if the Fund’s borrowings would thereby exceed 33 1/3% of its total assets. The Fund interprets its policies with respect to borrowing and lending to permit such activities as may be lawful for the Fund, to the full extent permitted by the 1940 Act.

Currently, under the 1940 Act, the Fund generally may not lend money or property to any person, directly or indirectly, if such person controls or is under common control with the Fund, except for a loan from the Fund to a company that owns all of the outstanding securities of the Fund, except directors’ and qualifying shares.

For purposes of the foregoing, “majority of the outstanding,” when used with respect to shares of the Fund, means (i) 67% or more of such shares present at a meeting, if the holders of more than 50% of such shares are present or represented by proxy, or (ii) more than 50% of such shares, whichever is less.

Unless otherwise indicated, all limitations applicable to the Fund’s investments apply only at the time a transaction is entered into. Under the 1940 Act, a “senior security” does not include any promissory note or evidence of indebtedness when such loan is for temporary purposes only and in an amount not exceeding 5% of the value of the total assets of the issuer at the time the loan is made. A loan is presumed to be for temporary purposes if it is repaid within sixty days and is not extended or renewed.

Item 18. Management.

Directors and Officers

The business of the Company is managed under the direction of the Company’s board of directors (the “Board of Directors” or the “Board”). Subject to the provisions of the Company’s Certificate of Incorporation, as amended (the “Certificate”), its By-laws, as amended (the “By-laws”) and Delaware law, the directors (“Directors”) have all powers necessary and convenient to carry out this responsibility, including the election and removal of the Company’s officers.

The Directors and officers of the Company, their ages, the position they hold with the Company, their term of office and length of time served, a description of their principal occupations during the past five years, the number of portfolios in the fund complex (as defined in SEC regulations) that each Director oversees and any other directorships held by each Director are listed in the tables immediately following. Except as shown, each Director’s and officer’s principal occupation and business experience for the last five years have been with the employer(s) indicated, although in some cases the Director may have held different positions with such employer(s). Unless otherwise indicated, the business address of the persons listed below is c/o Millennium India Acquisition Company Inc., 330 East 38th Street, Suite 40H, New York, New York 10016.

Independent Directors(a)

Name, Address and Age	Positions(s) Held with the Fund	Term of Office and Length of Time Served	Principal Occupation(s) During the Past 5 Years	Number of Portfolios in Fund Complex(b) Overseen by Director	Other Directorships Held by Director
Gul Asrani(c) 69	Director	1 year term; served since inception.	Managing Director and Chairman, Kaymo Industries (manufacturing), since 1959; Partner, Kaymo Fasteners Co. (manufacturing and distribution), since 1996.	1	Director, Shree Laxmi Wollen Mills Estate Ltd.
Lawrence Burstein 65	Director	1 year term; served since inception.	President and Principal Stockholder, Unity Venture Capital Associates Ltd., since January 1996; Director, THQ, Inc., since January 1991; and Director, New Motion, Inc., since April 1998.	1	American Telecom Services, since February 2006; ID Systems, Inc., since January 1997; and CAS Medical Systems, since January 1985.
Thomas Mathew(d) 65	Director	1 year term; served since Jan. 25, 2008.	Retired.	1	None.
C.P. Krishnan Nair 85	Director	1 year term; served since inception.	Founder and Chairman, Leela Hotel Group, since 1957.	1	Leela Hotel Group

Interested Directors(a)

Name, Address and Age	Positions(s) Held with Fund	Term of Office and Length of Time Served	Principal Occupation(s) During the Past 5 Years	Number of Portfolios in Fund Complex(b) Overseen by Director	Other Director-ships Held by Director
F. Jacob Cherian(e) 42	Chairman, Chief Executive Officer, Principal Executive Officer & Director	1 year term; served since inception.	Private Investor; Adjunct Professor of International Finance, St. John’s University, Tobin College of Business. Formerly, Partner, Computer Sciences Corporation; Director, KPMG LLP / KPMG Consulting.	1	Director, SMC, since January 2008.

Suhel Kanuga(e) 33	President, Chief Financial Officer, Chief Compliance Officer, Principal Accounting Officer, Principal Financial Officer, Treasurer, Secretary & Director	1 year term; served since inception.	Private Investor. Formerly, Principal, Computer Sciences Corporation; Manager, KPMG LLP.	1	Director, SAM, since January 2008.

(a) “Independent Directors” are those Directors who are not “Interested Persons” (as defined in Section 2(a)(19) of the 1940 Act), and “Interested Directors” are those Directors who are “Interested Persons” of the Fund.

(b) The term “Fund Complex” as used herein references the Fund and no other registered investment companies.
(c) The Director has authorized the Fund as agent in the United States to receive notice. The Fund’s address is: c/o Millennium India Acquisition Company Inc., 330 East 38th Street, Suite 40H, New York, New York 10016.

(d) Mr. Mathew is the father-in-law of Mr. Cherian.
(e) Each of Messrs. Cherian and Kanuga is an “Interested Person” of the Fund due to his position as an officer of the Fund.

Officers

Name, Address and Age	Positions(s) Held with Fund	Term of Office and Length of Time Served	Principal Occupation(s) During the Past 5 Years
F. Jacob Cherian 42	Chairman, Chief Executive Officer, Principal Executive Officer & Director	Indefinite; served since inception
Director of the Fund; Director of SMC; Private Investor; Adjunct Professor of International Finance, St. John’s University, Tobin College of Business. Formerly, Partner, Computer Sciences Corporation; Director, KPMG LLP / KPMG Consulting.

Suhel Kanuga 33	President, Chief Financial Officer, Chief Compliance Officer, Principal Accounting Officer, Principal Financial Officer, Treasurer, Secretary & Director	Indefinite; served since inception	Director of the Fund; Director of SAM; Private Investor. Formerly, Principal, Computer Sciences Corporation; Manager, KPMG LLP.

Committees of the Board of Directors

Audit Committee

The Fund has established an audit committee (the “Audit Committee”) of the Board of Directors, which consists of Thomas Mathew, as chairman, Lawrence Burstein and Gul Asrani, each of whom is an Independent Director under the 1940 Act and an independent director for Audit Committee purposes under the National Association of Securities Dealers Automated Quotation System’s (“NASDAQ”) listing standards. The Audit Committee’s duties, which are specified in the Audit Committee Charter, include, but are not limited to:

• appointing, determining the compensation of, and retaining and overseeing the work of, the independent auditors (including resolving disagreements between management and the independent auditors regarding financial reporting).

• actively engaging in dialogue with the independent auditors with respect to any disclosed relationships or services that may affect their objectivity and independence and taking, or recommending that the Board take, appropriate action to oversee the independence of the independent auditors.

• annually reviewing the experience and qualifications of the key members of the independent auditors and the independent auditors’ quality control procedures.

• reviewing and pre-approving all audit services and all permissible non-audit services.

• establishing procedures for the receipt, retention and treatment of complaints we receive regarding accounting, internal accounting controls, or auditing matters, and the confidential, anonymous submission by employees of concerns regarding questionable accounting or auditing matters.

• discussing with the auditors the overall scope and plans for their audits including the adequacy of staffing and compensation.

• discussing with management and the auditors the adequacy and effectiveness of the accounting and financial controls, including the Fund’s system to monitor and manage business risk, and legal and ethical compliance programs.

• reviewing and discussing with management and the independent auditors (a) any material financial or non-financial arrangements that do not appear on the Fund’s financial statements, and (b) any transaction with parties related to the Fund.

• reviewing the interim financial statements with management and the independent auditors prior to the filing of the Fund’s Semi-Annual Report on Form N-CSR and discussing the results of the review and any other matters required to be communicated to the Committee by the independent auditors under generally accepted auditing standards.

• reviewing with management and the independent auditors the financial statements to be included in the Fund’s Annual Report on Form N-CSR, including their judgment about the quality, not just acceptability, of accounting principles, the reasonableness of significant judgments, and the clarity of the disclosures in the financial statements.

The Audit Committee will at all times be composed exclusively of “independent directors” who are “financially literate” as defined under the NASDAQ listing standards. The NASDAQ listing standards define “financially literate” as being able to read and understand fundamental financial statements, including a company’s balance sheet, income statement and cash flow statement. In addition, we must certify to the NASDAQ that the Audit Committee has, and will continue to have, at least one member who has past employment experience in finance or accounting, requisite professional certification in accounting, or other comparable experience or background that results in the individual’s financial sophistication. The Board of Directors has determined that Thomas Mathew satisfies NASDAQ’s definition of financial sophistication and also qualifies as an “audit committee financial expert,” as defined under rules and regulations of the SEC.

The Audit Committee held two meetings during the last fiscal year.

Nominating and Compensation Committee

The Fund has established a nominating and compensation committee (the “Nominating and Compensation Committee”) of the Board of Directors, which consists of Thomas Mathew, as chairman, Lawrence Burstein and Gul Asrani, each of whom is an Independent Director under the 1940 Act and an independent director under NASDAQ’s listing standards. The Nominating and Compensation Committee is responsible for overseeing the selection of persons to be nominated to serve on our Board of Directors, as well as reviewing matters pertaining to the compensation and operations of the Board. The Nominating and Compensation Committee considers for nomination persons identified by its members, management, stockholders, investment bankers and others. Nominee recommendations may be submitted to the attention of the Chairman of the Nominating and Compensation Committee at the Fund’s principal business address.

The Nominating and Compensation Committee held no meetings during the last fiscal year.

Valuation Committee

The Fund has established a valuation committee (the “Valuation Committee”) of the Board of Directors, which consists of Lawrence Burstein, as chairman, Thomas Mathew and Gul Asrani, each of whom is an Independent Director under the 1940 Act and an independent director under NASDAQ’s listing standards. The Board of Directors has delegated the oversight of the implementation of the Fund’s valuation procedures to its Valuation Committee as further described herein under “Determination of Net Asset Value.” The Valuation Committee was not in existence during the last fiscal year.

Securities Ownership

For each Director, the following table discloses the dollar range of equity securities beneficially owned by the Director in the Fund and, on an aggregate basis, in any registered investment companies overseen by the Director within the Fund’s family of investment companies as of December 31, 2007:

Name of Director	Dollar Range of Equity Securities in the Fund	Aggregate Dollar Range of Equity Securities in All Registered Investment Companies Overseen by Director in Family of Investment Companies
Gul Asrani*	Over $100,000	N/A
Lawrence Burstein*	Over $100,000	N/A
F. Jacob Cherian*	Over $100,000	N/A
Suhel Kanuga*	Over $100,000	N/A
Thomas Mathew**	None	N/A
C.P. Krishnan Nair*	Over $100,000	N/A
* Elected concurrently with approval of the acquisition of SMC Group.
** Elected on January 25, 2008.

For Independent Directors and certain immediate family members (i.e., spouse, child residing in their household and certain dependents), the following table provides information regarding each class of securities owned beneficially in an investment adviser or principal underwriter of the Fund, or a person (other than a registered investment company) directly or indirectly controlling, controlled by, or under common control with an investment adviser or principal underwriter of the Fund as of December 31, 2007:

Name of Director	Name of Owners and Relationships to Director	Company	Title of Class	Value of Securities	Percent of Class
Lawrence Burstein	None	N/A	N/A	N/A	N/A
Gul Asrani	None	N/A	N/A	N/A	N/A
C.P. Krishnan Nair	None	N/A	N/A	N/A	N/A
Thomas Mathew	None	N/A	N/A	N/A	N/A

Director and Officer Compensation

The Fund has agreed to pay the Directors and officers of the Fund the compensation described below. Directors will also be reimbursed for meeting-related expenses. The Directors and officers received no compensation by the Fund for the most recently completed fiscal year.

Name of Person, Position	Aggregate Compensation from Fund	Pension or Retirement Benefits Accrued as Part of Fund Expenses	Estimated Annual Benefits Upon Retirement	Total Compensation from Fund and Fund Complex Paid to Directors
Gul Asrani Director	None	None	N/A	None(a)
Lawrence Burstein Director and Chairman of Valuation Committee	$25,000(b)	None	N/A	$25,000(b)
F. Jacob Cherian Director, Chairman and Chief Executive Officer	$250,000 (c)	None	N/A	$250,000 (c)
Suhel Kanuga Director, President, Chief Financial Officer, Chief Compliance Officer, Principal Accounting Officer, Principal Financial Officer, Treasurer & Secretary	$250,000 (c)	None	N/A	$250,000 (c)
Thomas Mathew Director and Chairman of the Audit Committee and Nominating and Compensation Committee	$30,000(b)	None	N/A	$30,000(b)
C.P. Krishnan Nair Director	None	None	N/A	None(a)

(a) Messrs. Asrani and Nair have disclaimed any interest in compensation from the Fund to which they are otherwise entitled for their services as Independent Directors.
(b) The Fund has agreed to pay each Independent Director $20,000 per fiscal year. In addition, each Director who serves as a chairperson of a Board committee will receive an additional $5,000 per fiscal year for each such position.
(c) Beginning in 2008, officers of the Fund receive compensation in their capacity as employees of the Fund but do not receive any compensation for their services as Directors of the Fund. This payment may be paid in advance as a lump sum at the option of the officers. The officers received no compensation for their services for the fiscal year ended December 31, 2007.

Code Of Ethics

We have adopted a code of ethics governing personal trading activities of, as applicable, all Directors, officers and employees of the Fund who are “access persons” of the Fund as defined in Rule 17j-l under the 1940 Act. Such persons are prohibited from effecting certain transactions, including acquisition of certain securities held by the Fund.

However, the employees, officers and directors of the Fund are not obligated to devote their full time to the Fund, but will devote such time as they deem necessary to carry out the operations of the Fund effectively.  The employees, officers and directors of the Fund may have investments or other interests in other companies or funds which have investment objectives similar to the Fund.  This may result in a conflict of interest in the allocation of investment opportunities and there is no guarantee that any investment opportunities would be allocated to the Fund.

We have developed procedures for administration of our code of ethics. A text-only version of the code of ethics is available online or downloaded from the EDGAR Database on the SEC’s internet web site at http://www.sec.gov. You will also be able to review and copy those documents by visiting the SEC’s Public Reference Room in Washington, DC. Information on the operation of the Public Reference Room may be obtained by calling the SEC at (202) 942-8090. In addition, you will be able to obtain copies of the code of ethics, after mailing the appropriate duplicating fee, by writing to the SEC’s Public Reference Section, 450 5th Street, N.W., Washington, DC 20549-0102 or by e-mail request at publicinfo@sec.gov.

Proxy Voting Policy

The Board of Directors of the Fund has adopted a policy with respect to the Fund’s voting of proxies. We vote proxies relating to our portfolio securities in the best interest of our stockholders in accordance with those policies. From time to time, individuals involved in the proxy voting process may have personal relationships with people connected to the portfolio company, including (a) individual members of the board of directors, (b) candidates for the board of directors, (c) proponents of proxy proposals, and (d) participants in proxy contests. Such relationships could create a conflict of interest with respect to the voting of a proxy. The Fund has adopted procedures designed to hand over the proxy voting responsibility to a different officer or to an Independent Director of the Fund in the event that such conflicts of interest arise in a particular proxy vote. Information regarding how the Fund voted proxies relating to portfolio securities during the most recent 12-month period ended June 30th will be available without charge, upon request, by calling collect (212) 681-6763 and on the SEC website at http://www.sec.gov.

Regulation of the Fund as an Investment Company

On December 20, 2007 we registered under the 1940 Act as a closed-end, non-diversified management “investment company.”

As a registered investment company, we are subject to the 1940 Act and the related rules, which contain detailed requirements for the organization and operation of investment companies. The SMC Group’s activities include securities brokerage, commodities brokerage, mutual fund distribution and insurance brokerage, among others, and the SMC Group derives more than 15 percent of its gross revenues from related securities activities. Because of the foregoing and the fact that we currently invest all or substantially all of our assets in the SMC Group, we would not have been able to consummate the acquisition of securities of SMC Group unless the SEC permitted us to do so pursuant to an exemptive order, which was granted on January 16, 2008 prior to the consummation of the acquisition of the securities of SMC Group.

Among other things, the 1940 Act and the related rules impose restrictions on the nature of our investments, limit or prohibit transactions with affiliates, impose limitations on the issuance of debt and equity securities, generally prohibit the issuance of options, impose governance requirements for the Board and officers, limit the extent of permissible borrowings and impose other restrictions on capital structure, require assets to be placed with an approved custodian, and place limitations on our ability to engage in future transactions such as mergers or buyouts, and to compensate key employees. Although a closed-end mutual fund can be leveraged, it is permitted to issue senior securities only in limited circumstances. A closed-end fund can have only one class of preferred stock and one class of debt securities in addition to common stock, both of which are subject to 1940 Act asset coverage requirements. We are able to borrow up to 50% of the Fund’s value through a preferred share issuance or 33 1/3% through a debt issuance. We are required to have a board of directors comprising at least 40% disinterested directors. Among other responsibilities, our Board of Directors hires fund officers, reviews and approves various policies and transactions including, among others, procedures to value our assets, a code of ethics and various compliance procedures.

We may, under certain circumstances, be required by Indian law to hold our equity interest in SMC and SAM for a period of one year following their acquisition.  The shareholders agreements with SMC and SAM provide that, thereafter, if we elect to sell all or any portion of such shares, we would first offer such shares to the principals of SMC and SAM, who have a thirty day right of first refusal to acquire such shares at our proposed sale price. In addition, the shareholders agreements provide that if the principals of SMC and SAM sell all or a significant portion of their equity interests in SMC and SAM, we have the right, under certain circumstances, to compel the purchaser to acquire a proportionate number of our shares of SMC and SAM on the same terms.  However, because we are an investment company, the principals of SMC and SAM are not able to exercise their right of first refusal under the shareholders agreements, nor are we able to exercise our option to sell all of our SMC and SAM shares to the promoters.  Both of these transactions are prohibited by the 1940 Act because the parties are affiliates of affiliates under the 1940 Act.

Furthermore, we have requested and received an exemption from the provisions of Section 12(d)(3) of the 1940 Act from the SEC. Section 12(d)(3) prohibits an investment company from investing in issuers that engage in securities-related activities, which include activities as a broker, a dealer or an underwriter. An exemption from the general prohibition permits an investment company to acquire any security of an issuer that derives more than 15 percent of its gross revenues from securities-related activities, if immediately after the acquisition, the investment company has not invested more than 5 percent of the value of its total assets in securities of that issuer and does not own more than 5 percent of the outstanding securities of that class of the issuer’s equity securities.

As a registered investment company, we will provide stockholder reports on an annual and semi-annual basis pursuant to the 1940 Act and will no longer file quarterly reports on Form 10-Q. We are undertaking, however, to file and furnish unaudited financial statements of SMC and SAM on a quarterly basis on Form 8-K. Quarterly statements will be translated into U.S. GAAP without any auditor review. This undertaking will apply only if more than 25% of our net assets consist of securities of SMC and SAM on any day during the 30 days prior to the date we receive the quarterly financial statements. The shareholders agreements that we entered into with SMC and SAM in connection with the transactions require each of SMC and SAM to furnish quarterly financial statements. This requirement will survive termination of the shareholders agreements until such time as we hold 7.451% or less of the issued and paid-up combined share capital of SMC and SAM. In calculating this percentage, the share capital will be measured as of the date of the share purchase transactions.

We will also file promptly current reports on Form 8-K furnishing any material information publicly disclosed by SMC or SAM under the Indian securities regulatory scheme or that would be required if the underlying securities were being registered under the Securities Act of 1933, as amended. This undertaking will apply only if more than 25% of our net assets consist of securities of SMC and SAM on any day during the 30 days prior to the day we receive the material information. The shareholders agreements require each of SMC and SAM to ensure that we are informed of any and all material occurrences on an ongoing basis. This requirement will survive termination of the shareholders agreements until such time as we hold 7.451% or less of the issued and paid-up combined share capital of SMC and SAM. In calculating this percentage, the share capital will be measured as of the date of the share purchase transactions.

Although we are a registered investment company, we are not eligible to elect to be treated and qualify as a regulated investment company under Subchapter M of the Internal Revenue Code of 1986, as amended (the “Code”). Therefore, we continue to be subject to federal income tax as a corporation. As a Delaware corporation, we will hold an annual stockholder meeting in 2008.

Among other restrictions, with respect to our capital structure, the 1940 Act generally prohibits us from selling our common stock at a price below the then current net asset value of such stock. A sale below net asset value is permitted with the consent of a majority of common stockholders. The warrants that are currently outstanding are exercisable until July 19, 2010, or earlier upon redemption. We have obtained the approval by a majority of common stockholders at the special meeting held on January 17, 2008, allowing us to issue common stock to the warrant holders and the holder of the unit purchase option (“UPO”) upon exercise of the warrants and UPO even if our common stock’s net asset value at the time of exercise exceeds the $6.00 warrant exercise price or the $10.80 UPO exercise price. If the net proceeds per share from the issuance are less than the net asset value per share, the offer will result in an immediate dilution of net asset value per share for all of our stockholders.

Item 19. Control Persons and Principal Holders of Securities.

No person is deemed to control us, as such term is defined in the 1940 Act.

The following table sets forth, as of April 15, 2008, unless otherwise noted, information with respect to the beneficial ownership of our common stock by: (1) each person known to us to beneficially own 5% or more of the outstanding shares of our common stock; (2) each of our Directors and each named executive officer; and (3) all of our Directors and executive officers as a group.

Beneficial ownership is determined in accordance with the rules of the SEC and includes voting or investment power with respect to the securities. Common stock subject to options or warrants that are currently exercisable or exercisable within 60 days of April 15, 2008 are deemed to be outstanding and beneficially owned by the person holding such options or warrants. Such shares, however, are not deemed outstanding for the purposes of computing the percentage ownership of any other person. In addition to the ownership provided in the table below, in connection with the Fund’s initial public offering, the Fund sold and issued a unit purchase option (each consisting of one share of the Fund’s common stock and one warrant) to Ladenburg Thalmann & Co., representative of the underwriters, for $100 to purchase up to 500,000 units at an exercise price of $10.80 per unit, exercisable under certain conditions.

Unless otherwise indicated, to our knowledge, each stockholder listed below has sole voting and investment power with respect to the shares beneficially owned by the stockholder, except to the extent authority is shared by spouses under applicable law.

Name of Beneficial Owner and Director	Amount of Beneficial Ownership	Percentage Ownership
F. Jacob Cherian* (1)(9)(10)	582,573	7.1%
Suhel Kanuga* (1)(9)(10)	582,572	7.1%
Kishore Mirchandani (1)(9)(10)	582,573	7.1%
Lawrence Burstein** (2)(9)(10)	334,455	4.1%
C.P. Krishnan Nair** (3)	49,067	0.6%
Gul Asrani**	18,008	0.2%
All Directors and executive officers as a group (4)	1,566,675	19.1%
Fir Tree, Inc. (5)	1,727,300	21.0%
Hound Partners, LLC (6)	1,950,573	23.7%
Aldebaran Investments LLC (7)	938,800	11.4%
Ionic Capital Partners LP (8)	853,075	10.4%

(1)	Includes 191,000 shares of common stock underlying Private Placement Warrants owned by each of Messrs. Cherian, Kanuga and Mirchandani.

(2)
Includes 10,000 shares of common stock and 75,000 shares of common stock underlying Private Placement Warrants owned by Unity Venture Capital Associates Ltd., a private investment company, of which Mr. Burstein is President and a principal stockholder (“Unity”). In addition, Mr. Burstein owns 117,000 shares of common stock underlying Private Placement Warrants owned by Mr. Burstein.

(3)	Includes 25,000 shares of common stock underlying Private Placement Warrants owned by Mr. Nair.

(4)
Includes all Directors’ and executive officers’ shares of common stock underlying Private Placement Warrants, as well as shares of common stock and shares of common stock underlying Private Placement Warrants owned by Unity.

(5)
Based on information contained in Form 3 jointly filed by Fir Tree, L.L.C, Fir Tree, Inc., Camellia Partners, LLC, Jeffrey Tannenbaum and Andrew Fredman on January 28, 2008. Fir Tree, L.L.C. is the general partner of Fir Tree Value Master Fund, LP, a Cayman Islands exempted limited partnership (“Fir Tree Value”). Camellia Partners, LLC is the general partner of Fir Tree Capital Opportunity Master Fund, LP, a Cayman Islands exempted limited partnership (“Fir Tree Capital Opportunity”). Fir Tree, Inc. is the investment manager of both Fir Tree Value and Fir Tree Capital Opportunity. Fir Tree, L.L.C., Fir Tree, Inc. and Camellia Partners, LLC hold indirectly the Common Stock through the accounts of Fir Tree Capital Opportunity and Sapling LLC, of which Fir Tree Value is the sole member. Jeffrey Tannenbaum is the principal of Fir Tree, L.L.C., Fir Tree, Inc. and Camellia Partners, LLC, and Andrew Fredman is another principal of Camellia Partners, LLC. Fir Tree, L.L.C. receives a performance-based allocation and Fir Tree, Inc. receives an asset-based fee from Fir Tree Value and its affiliates. Camellia Partners, LLC receives a performance-based allocation and Fir Tree, Inc. receives an asset-based fee from Fir Tree Capital Opportunity and its affiliates. Includes warrants that may be exercised to acquire an aggregate of 480,500 shares of common stock.

(6)
Based on information contained in Form 3 (filed January 2, 2008), Form 4 (filed January 2, 2008), Form 4 (filed January 11, 2008), Form 4 (filed January 11, 2008), and Form 4 (filed January 18, 2008) filed by Hound Partners, LLC, Hound Performance, LLC and Jonathan Auerbach. Hound Performance, LLC is the general partner of Hound Partners Offshore Fund, LP, Hound Partners, LLC is the investment manager of Hound Partners Offshore Fund, LP and Jonathan Auerbach is the managing member of Hound Performance, LLC and Hound Partners, LLC. Includes warrants that may be exercised to acquire an aggregate of 1,197,773 shares of common stock.

(7)	Based on information contained in a Form 3 filed by Aldebaran Investments LLC on March 19, 2008.

(8)
Based on information contained in a Schedule 13G jointly filed on January 25, 2008 by Ionic Capital Partners LP, Ionic Capital Management LLC and Ionic Capital Master Fund Ltd. Ionic Capital Partners LP serves as the investment adviser to Ionic Capital Master Fund Ltd. Ionic Capital Management LLC is the general partner of Ionic Capital Partners LP. Includes warrants that may be exercised to acquire an aggregate of 313,075 shares of common stock.

(9)
Upon the redistribution of shares of common stock held in escrow pursuant to certain share redistribution agreements discussed in the Prospectus under “Certain Relationships and Related Transactions — Share Redistribution Agreements” and assuming that all options under such share redistribution agreements are exercised, each of Messrs. Cherian, Kanuga, Mirchandani and Burstein will hold 169,893, 169,892, 169,893 and 55,237 Private Placement Shares, respectively.Upon the share redistribution, the following third parties will receive the Private Placement Share amounts indicated: Bulldog Investors General Partnership, 72,000 shares; Ibis Asia Fund L.P., 27,000 shares; White Sands Investor Group, L.P., 22,500 shares; EagleRock Master Fund L.P., 10,800 shares; EagleRock Institutional Partners L.P., 25,200 shares; Hound Partners, LLC, 90,000 shares; Iridian Opportunity Master Fund, 26,608 shares; GPC 67, LLC, 7,905 shares; The Alternative Fund LLC, 1,487 shares; [MLR, 72,000] shares; [Fir Tree, 126,000] shares; [Locust, 22,500] shares; and [Paradigm, 54,000] shares. In addition, upon the release of escrow shares, each of Ionic Capital Master Fund Ltd. and ICM Business Trust will be able to exercise 97,200 options, respectively, for an aggregate of 194,400 shares of common stock, pursuant to their share redistribution agreements.

(10)
Does not reflect the resale by each of Messrs. Cherian, Kanuga and Mirchandani of approximately 112,703 shares currently held in escrow and the resale by Mr. Burstein of 21,330 shares currently held in escrow for an aggregate of 359,439 shares to [____________], as described in the Prospectus under “Plan of Distribution — Private Placements”.

* Director and officer of the Fund.

** Independent Director of the Fund.

Item 20. Investment Advisory and Other Services.

The Company is internally managed and does not employ investment advisory services.

[  ], [street], [city], [state] [zip]], serves as custodian for assets of the Fund. The custodian performs custodial services on behalf of the Fund.

Gemini Fund Services, LLC (“Gemini” or the “Administrator”), Hauppauge Corporate Center, 150 Motor Parkway, Suite 205, Hauppauge, New York 11788, serves as our administrator, fund accountant, and custody administrator. The administrator provides administration and fund accounting services to the Fund. For administration services, the Fund has agreed to pay the Administrator a fee of $3,000 per stockholder meeting and an annual fee equal to the greater of (i) $40,000 or (ii) 0.10% on first $100 million of net assets; 0.08% on next $250 million of net assets; and 0.06% on net assets greater than $250 million, provided that for the first 12 months the Fund will receive a discount of 10% of fees. The Fund shall also pay certain out of pocket expenses and other fees to Gemini for certain compliance, reporting, and fund accounting services. Citi Private Equity Services (“Citi”), 245 Fifth Avenue, New York, NY 10016, the former administrator of the Fund, is also currently providing certain transitional administration services for the Fund. In 2006 and 2007, the Fund paid Citi $44,559.63 and $6,468.74, respectively, for administration services.

American Stock Transfer & Trust Company, 59 Maiden Lane, New York, New York 10038, serves as the transfer agent and registrar for our securities and warrant agent for our warrants.

Independent Registered Public Accounting Firm

J.H. Cohn LLP, 100 Jericho Quadrangle, Suite 223, Jericho, NY 11753, serves as the independent registered public accounting firm for the Fund. J.H. Cohn LLP provides audit services and assistance and consultation in connection with review of SEC filings to the Fund.

Item 21. Portfolio Managers.

Officers

Name, Address and Age	Positions(s) Held with Fund	Term of Office and Length of Time Served	Principal Occupation(s) During the Past 5 Years
F. Jacob Cherian 42	Chairman, Chief Executive Officer & Director	Indefinite; served since inception
Director of the Fund; Director of SMC; Private Investor; Adjunct Professor of International Finance, St. John’s University, Tobin College of Business. Formerly, Partner, Computer Sciences Corporation; Director, KPMG LLP / KPMG Consulting.

Suhel Kanuga 33	President, Chief Financial Officer, Chief Compliance Officer, Principal Accounting Officer, Principal Financial Officer, Treasurer, Secretary & Director	Indefinite; served since inception	Director of the Fund; Director of SAM; Private Investor. Formerly, Principal, Computer Sciences Corporation; Manager, KPMG LLP.

Item 22. Brokerage Allocation and Other Practices.

Not applicable.

Item 23. Tax Status.

Certain U.S. Federal Income Tax Considerations
The following discussion is a general summary of certain U.S. federal income tax considerations that are applicable to the Company and to an investment in the Company’s common shares, warrants and units. This discussion does not purport to be a complete description of the income tax considerations applicable to such an investment. For example, the discussion does not describe U.S. federal income tax consequences that may be relevant to certain types of investors subject to special treatment under U.S. federal income tax laws, including tax-exempt organizations, pension plans and trusts, insurance companies, dealers in securities and financial institutions. This discussion also assumes that an investor holds the Company’s common shares, warrants or units as capital assets within the meaning of the Internal Revenue Code of 1986, as amended (the “Code”).

This discussion is based upon the Code, the Treasury regulations, and administrative and judicial interpretations, all as of the date hereof and all of which are subject to change, possibly retroactively, which could affect the continuing validity of this discussion. The Company has not and will not seek any ruling from the Internal Revenue Service (the “Service”) regarding any of the tax considerations discussed herein.  Except where expressly noted below, the discussion does not address any aspects of U.S. estate or gift tax, or any tax consequences under state, local or foreign law.

For purposes of this discussion, a “U.S. holder” is a beneficial owner of the Company’s common shares, warrants or units who or which is, for U.S. federal income tax purposes, any one of the following:

•	a citizen or resident of the United States;

•	a corporation or other entity treated as a corporation for U.S. federal tax purposes created in or organized under the laws of the United States or any political subdivision thereof;

•	an estate, the income of which is subject to U.S. federal income taxation regardless of its source; or

•
a trust if (a) a court within the United States is able to exercise primary supervision over administration of the trust and one or more United States persons have authority to control all substantial decisions of the trust or (b) the trust has a valid election in effect under applicable U.S. Treasury regulations to be treated as a domestic trust.

A “Non-U.S. holder” is a beneficial owner of the Company’s common shares who or which is not a U.S. holder, other than a partnership or an entity or arrangement classified as a partnership for U.S. federal income tax purposes.

If a partnership (including an entity or arrangement treated as a partnership for U.S. federal income tax purposes) holds the Company’s common shares, warrants or units, the tax treatment of a partner in the partnership will generally depend upon the status of the partner and the activities of the partnership. A prospective investor that is a partnership or a partner in such a partnership should consult his, her or its own tax advisor with respect to the purchase, ownership and disposition of the Company’s common shares, warrants or units.

Tax matters are complicated and the tax consequences to a U.S. holder or a Non-U.S. holder of an investment in the Company’s common shares, warrants or units will depend on the facts of his, her or its particular situation. Investors should consult their own tax advisors regarding the specific consequences of such an investment, including the applicability of federal, state, local and foreign tax laws and the effect of any possible changes in tax laws.

 Taxation of the Company

The Company is treated as a regular corporation for federal income tax purposes. As a result, the Company is obligated to pay federal income tax on its taxable income at the graduated rates applicable to corporations (currently, the maximum corporate federal income tax rate is 35%). The Company may also be subject to a 20% federal alternative minimum tax on its federal alternative minimum taxable income to the extent that the Company’s alternative minimum tax exceeds its regular federal income tax, and to U.S. state and local income taxes. The Company will not satisfy the diversification tests necessary to qualify as a regulated investment company (“RIC”) under the Code.  Accordingly, the special tax rules applicable to RICs will not apply to the Company or to the Company’s stockholders with respect to their ownership of common shares in the Company.

Certain of the Company’s investments in Indian companies may be (or may in the future become) subject to special U.S. federal income tax rules, including but not limited to the rules applicable to “passive foreign investment companies,” “foreign personal holding companies” and “controlled foreign corporations,” as defined under the Code.  Under these rules, the Company may be required to recognize taxable income prior to its receipt of cash from such investments, or to pay additional taxes or charges upon its receipt of distributions or realization of gains from such investments.  The Company has not yet determined whether any such rules will apply, or to the extent that such rules will apply, whether and to what extent elections may be available that would reduce or minimize the impact of these rules.

Income (including capital gains) from the Company’s investments in India may be subject to withholding or other taxes imposed by India that may reduce the Company’s return on those investments.  Under treaties with India and local Indian income tax law, income is generally sourced in India and subject to Indian tax if paid from India.  This is true whether or not the services or the earning of the income would normally be considered as from sources outside India in other contexts.  Income tax treaties with India may be available to reduce any Indian withholding or other taxes that may be imposed.  However, there is no assurance that treaty relief will be available or that the Indian tax authorities will recognize application of such treaties with respect to amounts paid to or for the benefit of the Company.

Moreover, Indian taxes paid by or withheld from amounts payable to the Company with respect to income or gains from investments in India may not be creditable against the Company’s U.S. federal income tax liability as reported on its U.S. federal income tax returns, which could result in double taxation of such income or gains.  A description of Indian taxes that may apply to income and gains from the Company’s investments in India is beyond the scope of this discussion, and prospective investors in the Company’s common shares, warrants or units should consult their own tax advisors concerning such taxes.

 Taxation of U.S. Stockholders

 Distributions, if any, by the Company in respect of common shares will be treated as dividends for U.S. federal income tax purposes to the extent paid from the Company’s current or accumulated earnings and profits (as determined under U.S. federal income tax principles) and will be includible in gross income by a U.S. holder when received or accrued in accordance with the U.S. holder’s method of accounting for U.S. federal income tax purposes. Any such dividend will be eligible for the dividends received deduction if received by an otherwise qualifying corporate U.S. holder that meets the holding period and other requirements for the dividends received deduction. Dividends paid by the Fund to certain non-corporate U.S. holders (including individuals) with respect to taxable years beginning on or before December 31, 2010 are eligible for U.S. federal income taxation at the rates generally applicable to long-term capital gains for individuals (currently at a maximum tax rate of 15%), provided that the U.S. holder receiving the dividend satisfies applicable holding period and other requirements. For subsequent taxable years, dividends paid by the Company to non-corporate U.S. holders (including individuals) will be fully taxable at ordinary income rates unless further Congressional action is taken.

If the amount of a Company distribution exceeds the Company’s current and accumulated earnings and profits, a U.S. holder’s share of any such excess will be treated first as a tax-free return of capital to the extent of the U.S. holder’s tax basis in the common shares, and thereafter as capital gain. Any such capital gain will be long-term capital gain if such U.S. holder has held the applicable common shares for more than one year.

Upon a sale, exchange or other disposition of the Company’s common shares, warrants or units, a U.S.  holder will (except as discussed below with respect to an exercise of warrants) generally recognize a taxable gain or loss based on the difference between amount realized by the U.S. holder and the U.S. holder’s tax basis in such common shares, warrants or units.  A U.S. holder’s tax basis in common shares, warrants or units is generally equal to the U.S. holder’s cost of acquiring the common shares, warrants or units.  In the case of a U.S. holder of a unit separately disposing of either the common share or the warrant component of that unit, the U.S. holder must allocate the cost of the unit between the common share and the warrant based on the relative fair market value of each as of the date the unit was acquired. Each U.S. holder of a unit is advised to consult such holder’s own tax advisor with respect to the determination of the tax basis of the share and warrant components of that unit.

A U.S. holder of warrants will not recognize any gain or loss on the purchase of common shares for cash upon exercise of the warrants. The basis of the shares received will be equal to the tax basis in the warrants so exercised, plus the cash exercise price paid by the U.S. holder. The holding period of the common shares received generally will not include any period during which the warrants were held, but will instead commence on the day after the date on which the warrants are exercised. A U.S. holder of a warrant will generally recognize a capital loss upon expiration of a warrant equal to the amount of the U.S. holder’s basis in the warrant.

Any gain or loss recognized by a U.S. holder upon a sale, exchange or other disposition of common shares, warrants or units (or upon the expiration of a warrant) will generally be capital gain or loss, and will be treated as long-term capital gain or loss if those common shares, warrants or units have been held for more than one year at the time of the disposition. In the case of a non-corporate U.S. holder, long-term capital gain generally is, as noted above, subject to a maximum tax rate of 15%, which maximum tax rate is currently scheduled to increase to 20% for dispositions occurring in taxable years beginning on or after January 1, 2011. Subject to limited exceptions, capital losses cannot be used to offset ordinary income.

If an adjustment is made to the number of shares of our common stock for which a warrant may be exercised or to the exercise price of a warrant, the adjustment may, under certain circumstances, result in constructive distributions that could be taxable as a dividend to U.S.

holders of the warrants. Conversely, the absence of an appropriate anti-dilution adjustment may result in a constructive distribution that could be taxable as a dividend to U.S. holders of shares of our common stock. U.S. holders are urged to consult their own tax advisors regarding the proper treatment of any adjustments to the warrants.

Taxation of Non-U.S. Stockholders

 In general, dividend distributions paid by the Company to a Non-U.S. holder (including constructive dividends, if any, resulting from adjustments or the absence of adjustments to the warrants, as described above) are subject to withholding of U.S. federal income tax at a rate of 30% unless the Non-U.S. holder satisfies the requirements (including certification requirements) necessary to qualify for a lower withholding rate under an applicable income tax treaty.

If a distribution to a Non-U.S. holder is effectively connected with a U.S. trade or business of the Non-U.S. holder (and, if required by an applicable income tax treaty, the distribution is attributable to a permanent establishment maintained by the Non-U.S. holder in the United States), the Company will not be required to withhold federal income tax if the Non-U.S. holder complies with applicable certification requirements, although the Non-U.S. holder will be subject to federal income tax on any such distributions at the rates applicable to U.S. holders. Any such effectively connected dividends paid to corporate Non-U.S. holders may, under certain circumstances, be subject to an additional “branch profits tax” at a 30% rate or such lower rate as may be specified by an applicable income tax treaty.

 A Non-U.S. holder generally will not be taxed on gain recognized on a sale, exchange or other disposition of the Company’s common shares, warrants or units unless:

•
the gain is effectively connected with the Non-U.S. holder’s conduct of a trade or business in the United States and, if required by an applicable income tax treaty, is attributable to a permanent establishment maintained by the Non-U.S. holder in the United States (in these cases, the gain will be taxed on a net income basis at the regular graduated rates and in the manner applicable to U.S. holders unless an applicable income tax treaty provides otherwise and, under certain circumstances, the “branch profits tax” described above may also apply); or

•
the Non-U.S. holder is an individual who holds the Company’s common stock as a capital asset, is present in the United States for 183 days or more in the taxable year of the disposition and meets other requirements (in which case, except as otherwise provided by an applicable income tax treaty, the gain, which may be offset by U.S. source capital losses, generally will be subject to a flat 30% U.S. federal income tax).

A Non-U.S. holder could also be subject to tax on a disposition of the Company’s common shares, warrants or units if the Company is or has been a “U.S. real property holding corporation” for U.S. federal income tax purposes at any time during the shorter of the five-year period ending on the date of disposition or the period that the Non-U.S. holder held the Company’s common stock.  The Company does not believe that it is, and it does not anticipate that it will become, a U.S. real property holding corporation.

Common shares, warrants or units of the Company that are owned or treated as owned by an individual who is not a U.S. citizen or resident of the United States (as specially defined for U.S. federal estate tax purposes) at the time of death will be included in the individual’s gross estate for U.S. federal estate tax purposes, unless an applicable estate tax or other treaty provides otherwise and, therefore, may be subject to U.S. federal estate tax.

 Whether an investment in the shares, warrants or units is appropriate for a Non-U.S. holder will depend on that person’s particular circumstances. All non-U.S. persons should consult their own tax advisors with respect to the United States federal income tax and withholding tax, and state, local and foreign tax consequences of an investment in the shares, warrants or units.

Backup Withholding
Backup withholding at a 28% rate may apply to taxable distributions to, and the proceeds of a sale or disposition of common shares, warrants or units by, any holder that fails to provide its tax identification number to the payor and comply with certain certification procedures, or otherwise fails to establish an exemption from backup withholding.  The backup withholding rate is set to increase to 31% for amounts distributed or paid after December 31, 2010.  Any amount withheld under backup withholding rules is allowed as a credit against the holder’s U.S. federal income tax liability, provided that proper information is timely provided to the Service.

Item 24. Financial Statements.

Financial Statements of the Fund are incorporated by reference to the Fund’s Annual Report to Stockholders for the fiscal year ended December 31, 2007, filed electronically with the SEC on March 11, 2008 on Form N-CSR for the periods ending December 31, 2007 and December 31, 2006, File No. 811-22156, Accession No. 0000910472-08-000128.

PART C—OTHER INFORMATION

Item 25.                  Financial Statements and Exhibits

1.	Financial Statements:

Financial statements prepared in accordance with Regulation S-X have been incorporated by reference into this Registration Statement for the fiscal year ended December 31, 2007.

2.	Exhibits:

a.1	Amended and Restated Certificate of Incorporation dated June 19, 2006. (i)

a.2	Certificate of Amendment to Registrant’s Amended and Restated Certificate of Incorporation dated June 19, 2006. (iii)

a.3	Certificate of Amendment to Registrant’s Amended and Restated Certificate of Incorporation dated January 17, 2008. (vi)

b.	By-laws of Registrant. (i)

c.	None.

d.1
Article Fourth (provisions regarding capital stock), Article Fifth (provisions applicable prior to consummation of business combination), Article Seventh (provisions regarding election of directors) and Article Eighth (provisions regarding stockholders’ voting powers and meetings) of the Amended and Restated Certificate of Incorporation, as amended, as filed herewith as exhibits a.1, a.2 and a.3.

d.2	Article II (Meetings of Stockholders), Article V (Resignations and Removals), Article VI (Vacancies) and Article VII (Notices) of the By-laws of Registrant, filed herewith as exhibit b.

d.3	Specimen Unit Certificate. (i)

d.4	Specimen Common Stock Certificate. (i)

d.5	Specimen Warrant Certificate. (i)

d.6	Form of Registration Rights Agreement among the Registrant and each of the existing stockholders, filed herewith as exhibit p.

e.	None.

f.	None.

g.	None.

h.1	Form of Underwriting Agreement between Ladenburg Thalmann & Co. Inc. and the Registrant. (ii)

h.2	Form of Selected Dealers Agreement. (ii)

i.	None.

j.1	Form of Investment Management Trust Agreement between The Bank of New York and the Registrant. (vi)

j.2	Form of Stock Escrow Agreement between the Registrant, American Stock Transfer & Trust Company and each of the initial stockholders. (ii)

j.3	Form of Custody Agreement between the Registrant and [custodian].

k.1	Form of Warrant Agreement between the Registrant and American Stock Transfer & Trust Company. (vi)

k.2	Form of Letter Agreement among the Registrant and holders of the Registrant’s common stock. (v)

k.3	Form of Administration Service Agreement between the Registrant and Gemini Fund Services, LLC. (ix)

k.4	Form of Fund Accounting Service Agreement between the Registrant and Gemini Fund Services, LLC. (ix)

k.5	Form of Unit Purchase Option. (vi)

k.6	Form of Share Subscription Agreement between the Registrant, SMC Global Securities Limited and Promoters of SMC Global Securities Limited. (viii)

k.7	Form of Share Subscription Agreement between the Registrant, SAM Global Securities Limited and Promoters of SAM Global Securities Limited. (viii)

k.8	Form of Shareholders Agreement Registrant, SMC Global Securities Limited and Promoters of SMC Global Securities Limited. (viii)

k.9	Form of Shareholders Agreement between the Registrant, SAM Global Securities Limited and Promoters of SAM Global Securities Limited. (viii)

k.10	Transfer Agency Agreement between the Registrant and American Stock Transfer & Trust Company. (ix)

l.	Opinion and Consent of Ropes & Gray LLP, to be filed by amendment.

m.	Designation of Agent for Service of Process for Gul Asrani. (ix)

n.	Consent of J.H. Cohn LLP, filed herewith.

o.	None.

p.	Form of Registration Rights Agreement among the Registrant and each of the existing stockholders. (iii)

q.	None.

r.	Amended and Restated Code of Ethics of Registrant pursuant to Rule 17j-1 of the Investment Company Act of 1940, as amended, dated January 17, 2008. (ix)

s.1	Power of Attorney for Gul Asrani, filed herewith.

s.2	Power of Attorney for Lawrence Burstein, filed herewith.

s.3	Power of Attorney for F. Jacob Cherian, filed herewith.

s.4	Power of Attorney for Suhel Kanuga, filed herewith.

s.5	Power of Attorney for Thomas Mathew, filed herewith.

(i)	Filed as an exhibit to the Registrant’s Registration Statement on Form S-1 (File No.: 333-133189) (filed April 10, 2006), incorporated herein by reference.

(ii)	Filed as an exhibit to Amendment No. 1 to the Registrant’s Registration Statement on Form S-1 (File No.: 333-133189) (filed May 18, 2006), incorporated herein by reference.

(iii)	Filed as an exhibit to Amendment No. 3 to the Registrant’s Registration Statement on Form S-1 (File No. 333-133189) (filed June 19, 2006), incorporated herein by reference.

(iv)	Filed as an exhibit to Amendment No. 4 to the Registrant’s Registration Statement on Form S-1 (File No. 333-133189) (filed June 28, 2006), incorporated herein by reference.

(v)	Filed as an exhibit to Amendment No. 5 to the Registrant’s Registration Statement on Form S-1 (File No. 333-133189) (filed July 6, 2006), incorporated herein by reference.

(vi)	Filed as an exhibit to Amendment No. 6 to the Registrant’s Registration Statement on Form S-1 (File No. 333-133189) (filed July 17, 2006), incorporated herein by reference.

(vii)	Filed as an exhibit to Post-Effective Amendment No. 1 to Form S-1 on Form S-3 (File No. 333-13318) (filed January 28, 2008), incorporated herein by reference.

(viii)	Filed as an exhibit to Form 8-K (File No. 001-32931) (filed May 17, 2007), incorporated herein by reference.

(ix)	Filed as an exhibit to the Registrant’s Registration Statement on Form N-2 (File No. 811-22156) (filed March 20, 2008), incorporated herein by reference.

Item 26.                  Marketing Arrangements

See Section 1.1 Purchase and Sale of Securities and Section 3.17 Stabilization in the Form of Underwriting Agreement filed as an exhibit to Amendment No. 1 to the Registrant’s Registration Statement on Form S-1 (File No. 333-133189) (filed May 18, 2006) incorporated herein by reference.

Item 27.                  Other Expenses of Issuance and Distribution

See “Use of Proceeds” in Amendment No. 7 to the Registrant’s Registration Statement on Form S-1 (File No. 333-133189) (filed July 19, 2006) incorporated herein by reference.

Item 28.                  Persons Controlled by or under Common Control with Registrant

Not applicable.

Item 29.                  Number of Holders of Securities

At March 31, 2008:

Title of Class	Number of Record Holders
Common Shares, par value $0.00001	34
Units	1
Warrants	28

Item 30.                  Indemnification

Reference is made to Article Ninth of the Registrant’s Amended and Restated Agreement and Declaration of Trust and Article XIII of the Registrant’s By-laws, which are incorporated by reference herein.

Insofar as indemnification for liabilities arising under the Securities Act of 1933, as amended (the “Act”), may be permitted to directors, officers and controlling persons of the Registrant by the Registrant pursuant to the Registrant’s Certificate of Incorporation, its By-laws or otherwise, the Registrant is aware that in the opinion of the Securities and Exchange Commission, such indemnification is against public policy as expressed in the Act and, therefore, is unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the Registrant of expenses incurred or paid by directors, officers or controlling persons of the Registrant in the successful defense of any action, suit or proceeding) is asserted by such directors, officers or controlling persons in connection with the securities that have been registered, the Registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Act and will be governed by the final adjudication of such issue.

Item 31.                  Business and Other Connections of Investment Adviser

Not applicable.

Item 32.                  Location of Accounts and Records

The account books and other documents required to be maintained by the Registrant pursuant to Section 31(a) of the Investment Company Act of 1940 and the Rules thereunder will be maintained at the offices of (i) Millennium India Acquisition Company Inc., 330 East 38th Street, Suite 40H, New York, New York 10016; (ii) [custodian], [street, city, state zip]; and (iii) American Stock Transfer & Trust Company, 59 Maiden Lane, New York, New York 10038.

Item 33.                  Management Services

Not applicable.

Item 34.                  Undertakings

1.
Registrant undertakes to suspend the offering of its common shares until it amends the prospectus filed herewith if (1) subsequent to the effective date of its registration statement, the net asset value declines more than 10 percent from its net asset value as of the effective date of the registration statement, or (2) the net asset value increases to an amount greater than its net proceeds as stated in the prospectus.

2.	Not applicable.

3.
Registrant undertakes to supplement the prospectus, after the expiration of the subscription period, to set forth the results of the subscription offer, the transactions by underwriters during the subscription period, the amount of unsubscribed securities to be purchased by underwriters, and the terms of any subsequent reoffering thereof. If any public offering by the underwriters of the securities being registered is to be made on terms differing from those set forth on the cover page of the prospectus, Registrant undertakes to file a post-effective amendment to set forth the terms of such offering.

4.	Not applicable.

5.	Registrant undertakes that:

a.
For purposes of determining any liability under the Securities Act of 1933, the information omitted from the form of prospectus filed as part of this registration statement in reliance upon Rule 430A and contained in the form of prospectus filed by the Registrant under Rule 497(h) under the Securities Act of 1933 shall be deemed to be part of this registration statement as of the time it was declared effective; and

b.
For the purpose of determining any liability under the Securities Act of 1933, each post-effective amendment that contains a form of prospectus shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of the securities at that time shall be deemed to be the initial bona fide offering thereof.

6.
Registrant undertakes to send by first class mail or other means designed to ensure equally prompt delivery, within two business days of receipt of a written or oral request, any Statement of Additional Information.

7.
If more than 25% of Registrant’s net assets consist of securities of SMC and SAM on any day during the 30 days prior to the date we receive the quarterly financial statements or the material information, Registrant undertakes to file Forms 8-K furnishing the quarterly and annual financial statements translated into U.S. GAAP of SMC and SAM within five business days of their receipt from SMC and SAM and also file promptly Forms 8-K furnishing any material information publicly disclosed by SMC or SAM under the Indian securities regulatory scheme or that would be required if the underlying securities were being registered under the Securities Act of 1933, as amended.

SIGNATURES

Pursuant to the requirements of the Securities Act of 1933 and the Investment Company Act of 1940, the Registrant has duly caused this Registration Statement to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of New York, and the State of New York on the 24th day of April, 2008.

MILLENNIUM INDIA ACQUISITION COMPANY INC. By: /s/ Suhel Kanuga Name: Suhel Kanuga Title: President

Pursuant to the requirements of the Securities Act of 1933, this registration statement has been signed by the following persons in the capacities and on the dates indicated.

Name	Capacity	Date
F. Jacob Cherian* F. Jacob Cherian	Director, Chief Executive Officer and Principal Executive Officer	April 24, 2008
/s/ Suhel Kanuga Suhel Kanuga	Director, Treasurer, Chief Financial Officer, Principal Financial Officer and Principal Accounting Officer	April 24, 2008
Gul Asrani* Gul Asrani	Director	April 24, 2008
Lawrence Burstein* Lawrence Burstein	Director	April 24, 2008
Thomas Mathew* Thomas Mathew	Director	April 24, 2008
C.P. Krishnan Nair	Director	April 24, 2008

*By:         /s/ Suhel Kanuga

Suhel Kanuga
Attorney-In-Fact
Date: April 24, 2008

INDEX TO EXHIBITS

Exhibit	Exhibit Name

n.	Consent of J.H. Cohn LLP.

s.1	Power of Attorney for Gul Asrani.

s.2	Power of Attorney for Lawrence Burstein.

s.3	Power of Attorney for F. Jacob Cherian.

s.4	Power of Attorney for Suhel Kanuga.

s.5	Power of Attorney for Thomas Mathew.